First Quarter 2005

Management’s Discussion and Analysis
Quarterly Financial Supplement
Three Months Ended March 31, 2005

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
THREE MONTHS ENDED MARCH 31, 2005
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	Three Months Ended
	March 31,		Percent
			Increase
(Dollars in millions, except per share data)	2005	2004	(Decrease)

EARNINGS SUMMARY
Net interest income (GAAP)	$3,413	2,861	19%
Tax-equivalent adjustment	61	62	(2)

Net interest income (Tax-equivalent)	3,474	2,923	19
Fee and other income	2,995	2,767	8

Total revenue (Tax-equivalent)	6,469	5,690	14
Provision for credit losses	36	44	(18)
Other noninterest expense	3,696	3,455	7
Merger-related and restructuring expenses	61	99	(38)
Other intangible amortization	115	112	3

Total noninterest expense	3,872	3,666	6
Minority interest in income of consolidated subsidiaries	64	57	12

Income before income taxes (Tax-equivalent)	2,497	1,923	30
Tax-equivalent adjustment	61	62	(2)
Income taxes	815	610	34

Net income	$1,621	1,251	30%

Diluted earnings per common share	$1.01	0.94	7%
Return on average common stockholders’ equity	13.92%	15.37	—
Return on average assets	1.31%	1.26	—

ASSET QUALITY
Allowance for loan losses as % of loans, net	1.20%	1.40	—
Allowance for loan losses as % of nonperforming assets	262	218	—
Allowance for credit losses as % of loans, net	1.27	1.49	—
Net charge-offs as % of average loans, net	0.08	0.13	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.50%	0.63	—

CAPITAL ADEQUACY
Tier I capital ratio	7.91%	8.54	—
Total capital ratio	11.40	11.37	—
Leverage ratio	5.99%	6.33	—

OTHER FINANCIAL DATA
Net interest margin	3.31%	3.55	—
Fee and other income as % of total revenue	46.30	48.62	—
Effective income tax rate	33.42%	32.73	—

BALANCE SHEET DATA
Securities	$116,731	104,203	12%
Loans, net	227,266	167,303	36
Total assets	506,833	411,140	23
Total deposits	297,657	232,338	28
Long-term debt	47,932	39,352	22
Stockholders’ equity	$46,467	33,337	39%

OTHER DATA
Average diluted common shares (In millions)	1,603	1,326	21%
Actual common shares (In millions)	1,576	1,312	20
Dividends paid per common share	$0.46	0.40	15
Dividend payout ratio on common shares	45.54%	42.55	7
Book value per common share	$29.48	25.42	16
Common stock price	50.91	47.00	8
Market capitalization	$80,256	61,650	30
Common stock price to book value	173%	185	(6)
FTE employees	93,669	85,460	10
Total financial centers/brokerage offices	4,003	3,305	21
ATMs	5,234	4,404	19%

Management’s Discussion and Analysis

This discussion contains forward-looking statements. Please refer to our First Quarter 2005 Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.

Summary of Results of Operations	2005	2004
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (GAAP)	$3,413	3,297	2,965	2,838	2,861
Tax-equivalent adjustment	61	60	63	65	62

Net interest income (a)	3,474	3,357	3,028	2,903	2,923
Fee and other income	2,995	2,804	2,601	2,607	2,767

Total revenue (a)	6,469	6,161	5,629	5,510	5,690
Provision for credit losses	36	109	43	61	44
Other noninterest expense	3,696	3,605	3,445	3,286	3,455
Merger-related and restructuring expenses	61	116	127	102	99
Other intangible amortization	115	113	99	107	112

Total noninterest expense	3,872	3,834	3,671	3,495	3,666
Minority interest in income of consolidated subsidaries	64	54	28	45	57
Income taxes	815	656	561	592	610
Tax-equivalent adjustment	61	60	63	65	62

Net income	1,621	1,448	1,263	1,252	1,251

Diluted earnings per common share	$1.01	0.95	0.96	0.95	0.94

(a) Tax-equivalent.

Executive Summary

Wachovia’s net income in the first quarter of 2005 was $1.6 billion, up 30 percent from the first quarter of 2004, and diluted earnings per common share were $1.01, up 7 percent. These results reflect the merger of Wachovia and SouthTrust Corporation, which closed on November 1, 2004. Because this merger was accounted for under the purchase method, prior periods have not been restated.

In the first quarter of 2005 compared with the first quarter of 2004, revenue grew 14 percent to $6.5 billion on growth in average earnings assets of 27 percent. Balance sheet growth largely reflecting the SouthTrust merger drove the 19 percent increase in net interest income. In addition to the impact from SouthTrust, the 8 percent increase in fee and other income largely reflected gains on the sale of equity securities received in settlement of problem loans and the sale of our investment in a small asset-based lending subsidiary. Improved capital markets revenues partially offset lower retail brokerage commissions in challenging markets. Fee income represented 46 percent of our total revenue in the first quarter of 2005 compared with 49 percent in the first quarter of 2004.

Credit quality remained strong, with a slight decline in total nonperforming assets from December 31, 2004. The annualized net charge-off ratio was 0.08 percent, down 5 basis points from 0.13 percent in the first quarter of 2004. As a result of these trends and our ongoing strategy to mitigate risk and volatility on our balance sheet by actively monitoring and reducing potential problem loans, including the sale of at-risk credits when prudent, provision expense declined 18 percent from the first quarter of 2004.

Average net loans in the first quarter of 2005 increased $62.0 billion from the first quarter of 2004 to $221.2 billion. The increase in average loans included not only the addition from SouthTrust, but also the effect of loans transferred to the loan portfolio in the fourth quarter of 2004 from loans held for sale. In addition, consumer loan growth was largely in consumer real estate-secured lending. Commercial loan growth was in middle-market, small business and commercial real estate lending. Average core deposits increased $62.4 billion from the first quarter of 2004 to $271.1 billion, and average low-cost core deposits increased $56.2 billion to $224.0 billion.

Expense efficiencies held noninterest expense growth to 6 percent from the first quarter of 2004, despite the impact of the SouthTrust acquisition. Merger savings related both to SouthTrust and the retail brokerage integration and expense discipline drove a 456 basis point improvement in the overhead efficiency ratio to 59.86 percent. We are targeting an overhead efficiency ratio in the range of 52 percent to 55 percent by 2007, which we expect to achieve by slowing our expense growth even as we continue to invest for future revenue growth.

Each of our four major businesses generated record earnings in the first quarter of 2005, with good sales momentum and market share gains bolstered by industry-leading customer service ratings.

The General Bank contributed 48 percent of total revenue. The impact of the SouthTrust merger and sales momentum generated record revenue in the General Bank, with average core deposits up 26 percent and average loans up 35 percent year over year. Strong expense management resulted in an improved overhead efficiency ratio of 49.91 percent, an improvement from 53.71 percent a year earlier.

Capital Management contributed 21 percent of total revenue. Earnings increased 6 percent from the first quarter of 2004 despite a revenue decline of 8 percent due to weak retail brokerage activity. Noninterest expense declined 11 percent largely due to the benefit of the retail brokerage integration and lower revenue-based compensation expense.

Wealth Management contributed 4 percent of total revenue. Record earnings were fueled by solid momentum in net interest income from average loan growth of 26 percent and average core deposit growth of 17 percent. Fee and other income declined modestly as lower insurance commissions offset an increase in trust and investment management fees resulting from higher market valuations on assets under management.

Our Corporate and Investment Bank contributed 24 percent of total revenue. Record earnings were driven by 32 percent growth in fee and other income driven by strength in advisory and underwriting fees and strong commercial real estate activity as well as gains on the sale of equity securities received in settlement of loans. Net interest income grew modestly due to core deposit growth as well as higher structured products assets.

In addition, as we manage interest rate risk, we believe a rising rate environment – assuming it is accompanied by a rebound in business activity in the wake of a more robust economy – will produce many benefits for our business model. Accordingly, we have positioned our balance sheet to be slightly asset-sensitive in a rising rate environment. Our balance sheet is strong and “well capitalized” under regulatory guidelines with a tier 1 capital ratio of 7.91 percent and a leverage ratio of 5.99 percent at March 31, 2005. Citing the benefits of our business model and our disciplined risk management, two leading debt rating agencies recently announced their upgrades of Wachovia’s corporate and subsidiary debt ratings. Fitch Ratings upgraded the long-term and short-term ratings for both Wachovia Corporation and Wachovia Bank, National Association, to AA-/F1+ from A+/F1. Standard & Poor’s raised its counterparty credit ratings on Wachovia Corporation to A+/A-1 from A/A-1 and its counterparty credit ratings on Wachovia Bank, National Association to AA-/A-1+ from A+/A-1.

Outlook

As we look into the future, our efficiency initiatives and revenue growth strategies, fueled by momentum in our major businesses, give us confidence Wachovia will be one of the leading growth companies in our industry.

We continue to make excellent progress in meeting our corporate objectives of revenue growth and disciplined expense control, increased distribution of products and services, hallmark customer service and balance sheet strength. Our overall financial outlook for 2005 remains relatively unchanged, although we modestly revised the underlying economic assumptions following the first quarter of 2005. The assumptions include growth in the real gross domestic product (GDP) of 3.50 percent; inflation (based on the Consumer Price Index) of 2.80 percent; a federal funds rate of 4.00 percent by December 2005; a 10-year Treasury bond rate of 4.50 percent by December 2005; and growth in the S&P 500 index of 6.00 percent. This outlook compares growth rates from an illustrative combined Wachovia-SouthTrust, as if the two companies had been merged on January 1, 2004. This illustrative comparison includes Wachovia’s full year 2004 results plus SouthTrust’s results from January 1, 2004, to October 31, 2004, and includes deposit base and other intangible amortization. The following outlook is for the full year 2005:

•	Net interest income growth in the low single-digit percentage range on a tax-equivalent basis;

•	A 10 basis point to 15 basis point decline over the course of the year in the net interest margin from 3.42 percent for full year 2004;

•	Fee income growth in the low- to mid-teens percentage range;

•	Noninterest expense growth (excluding merger-related and restructuring expenses) in the low single-digit percentage range, reflecting an estimated $250 million of incremental expense savings related to the retail brokerage integration, $250 million related to SouthTrust, and approximately $150 million in 2005 related to our efficiency initiative;

•	Minority interest expense (excluding merger-related and restructuring expenses) in the range of 3.5 percent to 4.5 percent of pre-tax income (before minority interest expense);

•	Loan growth in the mid- to high-single-digit percentage range, including consumer loan growth and commercial loan growth both in the mid- to high-single-digit range;

•	Net charge-offs at the low end of a 15 basis point to 25 basis point range with provision expense also expected to be in this range;

•	An effective tax rate of approximately 35.0 percent to 35.5 percent on a tax-equivalent basis;

•	A leverage ratio above 6.00 percent and a tangible capital to tangible asset ratio of approximately 4.7 percent to 4.8 percent;

•	A dividend payout ratio of 40 percent to 50 percent of earnings excluding merger-related and restructuring expenses and other intangible amortization; and

•	Use of excess capital to opportunistically repurchase shares, to reinvest in our businesses and to undertake financially attractive, shareholder friendly acquisitions.

The 15-month integration of the SouthTrust acquisition is proceeding on track and on budget. In the first quarter of 2005, we completed the divestiture of 18 SouthTrust branches consisting of $626 million in deposits, and informed customers and employees of consolidation plans for 175 branch offices. Deposit and branch conversions will begin in June. We project $250 million in annual after-tax expense reductions after integration is complete, and merger-related and restructuring expenses and exit cost purchase accounting adjustments of $431 million after tax. In addition, we have recorded preliminary fair market value purchase accounting adjustments of $310 million after tax, representing a net increase in goodwill. These are preliminary adjustments and are subject to further refinements as integration plans and valuations are finalized.

We continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. We are striving to make Wachovia a more efficient company, but it is not our goal to have the lowest overhead efficiency ratio in our peer group, because of our business mix. We believe we will slow expense growth by $600 million to $1.0 billion by 2007. We believe this will result in position reductions in the range of 3,500 to 4,000, approximately 20 percent of which will result from normal attrition, although we also expect to add positions in higher growth businesses. To date, we have identified initial expense reduction opportunities in the range of $400 million to $500 million and work continues. We also expect to reinvest approximately 30 percent to 50 percent of the identified annual savings to increase revenues in our higher growth businesses.

In conjunction with these efforts, we have established overhead efficiency targets, excluding merger-related and restructuring expenses, changes in accounting principle and intangible amortization, for each of our four businesses and for the overall company to achieve by 2007. These 2007 targets are as follows: General Bank, 45 percent to 47 percent; Capital Management, 75 percent to 77 percent; Wealth Management, 60 percent to 62 percent; Corporate and Investment Bank, 49 percent to 51 percent; and for the company overall, 52 percent to 55 percent.

When consistent with our overall business strategy, we may consider disposing of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

Critical Accounting Policies

It is important to understand our more significant accounting policies and the extent to which we use judgment and estimates in applying those policies when analyzing our financial position and results of operations. Our accounting and reporting policies are in accordance with U.S. generally accepted accounting principles (GAAP) and they conform to general practices within the applicable industries. We use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. We have identified five policies as being particularly sensitive in terms of judgments and the extent to which estimates are used: allowance for loan losses and the reserve for unfunded lending commitments (which is recorded in other liabilities); fair value of certain financial instruments; consolidation; goodwill impairment; and contingent liabilities. For more information on these critical accounting policies, please refer to our 2004 Annual Report on Form 10-K.

Corporate Results of Operations

Our results for the first quarter of 2005 reflect the November 1, 2004, merger of Wachovia and SouthTrust Corporation.

Average Balance Sheets and Interest Rates		2005	2004
	First Quarter		Fourth Quarter		First Quarter
	Average	Interest	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates	Balances	Rates

Interest-bearing bank balances	$2,484	2.62%	$3,909	1.85%	$3,237	1.18%
Federal funds sold	24,272	2.55	24,722	1.99	24,806	0.99
Trading account assets	35,147	4.59	36,517	4.49	20,956	4.21
Securities	114,961	5.15	103,879	5.00	98,222	4.97
Commercial loans, net	127,703	5.16	116,599	4.88	90,368	4.50
Consumer loans, net	93,472	5.49	79,928	5.35	68,813	5.32

Total loans, net	221,175	5.30	196,527	5.08	159,181	4.86

Loans held for sale	12,869	5.19	21,405	4.89	12,759	4.12

Other earning assets	10,139	4.58	10,531	3.89	11,159	3.02

Risk management derivatives	—	0.27	—	0.31	—	0.50

Total earning assets	421,047	5.27	397,490	5.05	330,320	4.93

Interest-bearing deposits	234,132	1.56	221,822	1.28	177,419	1.06
Federal funds purchased	51,395	2.46	47,264	1.96	48,353	1.03
Commercial paper	13,553	2.45	11,840	1.94	11,852	1.01
Securities sold short	12,681	3.25	12,694	3.18	8,412	2.25
Other short-term borrowings	6,370	1.63	5,859	1.33	6,436	0.59
Long-term debt	47,385	4.17	44,010	4.02	37,269	3.91
Risk management derivatives	—	0.14	—	0.12	—	0.13

Total interest-bearing liabilities	365,516	2.26	343,489	1.94	289,741	1.58

Net interest income and margin	$3,474	3.31%	$3,357	3.37%	$2,923	3.55%

Net Interest Income and Margin Tax-equivalent net interest income increased 19 percent in the first quarter of 2005 from the first quarter of 2004 due to balance sheet growth largely reflecting the SouthTrust merger. This growth offset compression in the net interest margin, which declined 24 basis points to 3.31 percent primarily due to the impact of growth in our FDIC-insured sweep product and related investments, increased low-yielding trading assets and lower contributions from hedge-related derivatives, partially offset by wider deposit spreads. The average federal funds discount rate in the first quarter of 2005 was 147 basis points higher than the average for the first quarter of 2004, while average longer-term two-year and 10-year treasury note rates increased 175 basis points and 28 basis points, respectively.

In June 2004, Wachovia and the Internal Revenue Service settled all issues relating to the IRS’s challenge of our tax position on lease-in, lease-out (LILO) transactions entered into by First Union Corporation and legacy Wachovia Corporation. Our current and deferred income tax liabilities previously accrued were adequate to cover this resolution. For the purposes of presenting average balances and net interest income summaries, deferred income taxes related to leveraged leases are netted against the lease balance included in average commercial loans. Accordingly, the reduction of deferred income tax liabilities associated with this resolution increased the average lease balances and reduced the related average interest rate earned. In the first quarter of 2005 compared with the first quarter of 2004, this resulted in an increase in average loans of $2.7 billion and a reduction in the average interest rate earned on commercial loans of approximately 11 basis points and, where separately reported, on lease financing of approximately 237 basis points.

In order to maintain our targeted interest rate risk profile, derivatives are used to manage the interest rate risk inherent in our assets and liabilities. In the first quarter of 2005, net interest rate risk management-related derivative income contributed $155 million to net interest income, representing a 15 basis point impact on our net interest margin, compared with $314 million, or 38 basis points, in the first quarter of 2004. All risk management-related derivatives are designated and accounted for as accounting hedges.

Fee and Other Income	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Service charges	$513	519	499	489	471
Other banking fees	351	343	313	301	269
Commissions	599	620	568	657	756
Fiduciary and asset management fees	714	700	668	700	704
Advisory, underwriting and other investment banking fees	233	271	237	203	200
Trading account profits (losses)	99	(16)	(60)	34	77
Principal investing	59	7	201	15	38
Securities gains (losses)	(2)	23	(71)	36	2
Other income	429	337	246	172	250

Total fee and other income	$2,995	2,804	2,601	2,607	2,767

Fee and Other Income Fee and other income from service charges on deposit accounts and other banking products and services continue to be a significant component of our fee income. In addition, our earnings come from a diversified mix of businesses that provide alternative investment and financing products and services that produce income in our brokerage, asset management and investment banking businesses from commissions and fees for financial advice, custody, insurance and financing alternatives such as loan syndications and asset securitizations. Additionally, we realize gains and losses from selling our investments in debt and equity securities in conjunction with portfolio management activities. The fees on many of these products and services are based on market valuations and therefore are sensitive to movements in the financial markets. As the financial markets begin to recover, we are seeing gradual improvement in many capital markets-based fees.

Fee and other income increased 8 percent in the first quarter of 2005 from the first quarter of 2004, largely reflecting the impact of SouthTrust, the gain on the sale of equity securities received in settlement of loans, and improved capital markets revenues, which partially offset lower commissions in challenging retail brokerage markets. Service charges rose 9 percent, reflecting growth in checking accounts. Other banking fees increased 30 percent, reflecting higher interchange income from debit and credit card transactions. Advisory, underwriting and other investment banking fees increased 17 percent, driven by strong structured products, investment grade, high yield and loan syndication originations.

In the first quarter of 2005, we had net securities losses of $2 million including net gains from sales of $3 million and impairment losses of $5 million. Net securities gains in the first quarter of 2004 included net gains from sales of $31 million offset by $29 million in impairment losses.

Other income increased 72 percent in the first quarter of 2005 from the first quarter of 2004 primarily due to the gain on the sale of equity securities described above and a gain on a sale of our investment in a United Kingdom-based asset-based lending subsidiary. These gains offset lower asset securitization income, which included a loss on a pending auto loan securitization.

Noninterest Expense	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Salaries and employee benefits	$2,401	2,239	2,118	2,164	2,182
Occupancy	250	260	234	224	229
Equipment	265	272	268	253	259
Advertising	44	51	46	48	48
Communications and supplies	162	163	149	157	151
Professional and consulting fees	127	179	134	126	109
Sundry expense	447	441	496	314	477

Other noninterest expense	3,696	3,605	3,445	3,286	3,455
Merger-related and restructuring expenses	61	116	127	102	99
Other intangible amortization	115	113	99	107	112

Total noninterest expense	$3,872	3,834	3,671	3,495	3,666

Noninterest Expense Noninterest expense increased 6 percent in the first quarter of 2005 from the first quarter of 2004 largely due to the SouthTrust merger, offset by merger efficiencies and expense discipline. Salaries and employee benefits increased 10 percent primarily due to the SouthTrust merger and higher revenue-based incentives.

Sundry expense decreased 6 percent reflecting lower legal costs.

Merger-Related and Restructuring Expenses Merger-related and restructuring expenses in the first quarter of 2005 of $61 million included $33 million related to the SouthTrust merger and $28 million related to the retail brokerage transaction, the integration of which is nearing completion. In the first quarter of 2004, we recorded $99 million of these expenses relating to the retail brokerage and First Union-Wachovia transactions.

We currently expect total merger-related and restructuring expenses for the SouthTrust merger to be $253 million before tax, of which $74 million had been recorded by March 31, 2005, and for the retail brokerage transaction, $500 million, of which $411 million had been recorded by March 31, 2005. We expect the remaining retail brokerage transaction expenses will be incurred in the second quarter of 2005 and the remaining SouthTrust expenses will be incurred through the first quarter of 2006.

Business Segments

We provide a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. In this section, we discuss the performance and results of our business segments in the first quarter of 2005 compared with the first quarter of 2004. Business segment data excludes merger-related and restructuring expenses and intangible amortization.

Business segment earnings are the primary measure of segment profit or loss we use to assess segment performance and to allocate resources. Economic profit, risk-adjusted return on capital (RAROC) and efficiency ratios are additional metrics, all of which are based on and calculated directly from segment earnings, that assist management in evaluating segment results. Please refer to our 2004 Annual Report for additional information related to our business segments and performance metrics.

We continuously update segment information for changes that occur in the management of our businesses. In the first quarter of 2005, we transferred certain insurance business lines to Wealth Management from Capital Management and have updated information for 2004 to reflect this change. The impact of this and other changes to previously reported segment earnings for full year 2004 was a $17 million increase in the General Bank, a $4 million decrease in Capital Management, a $2 million increase in Wealth Management, a $43 million decrease in the Corporate and Investment Bank, and a $28 million increase in the Parent. Additionally, we have updated the presentation for all periods of sub-segment results in the Corporate and Investment Bank to be more consistent with the management of these business lines. Specifically, Loan Syndications was moved from Corporate Lending to Investment Banking and the formerly separate Principal Investing sub-segment was combined with Investment Banking. The impact to previously reported sub-segment earnings for full year 2004 of this and other changes was a reduction of $99 million in Corporate Lending and an increase of $206 million in Investment Banking, including $133 million from the Principal Investing sub-segment.

General Bank	2005	2004
Performance Summary	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$2,373	2,297	1,997	1,905	1,860
Fee and other income	684	660	602	602	570
Intersegment revenue	43	47	43	40	38

Total revenue (Tax-equivalent)	3,100	3,004	2,642	2,547	2,468
Provision for credit losses	57	107	74	65	68
Noninterest expense	1,547	1,528	1,365	1,308	1,325
Income taxes (Tax-equivalent)	549	497	436	427	390

Segment earnings	$947	872	767	747	685

Performance and other data
Economic profit	$704	675	599	572	502
Risk adjusted return on capital (RAROC)	51.55%	52.73	57.56	55.50	49.32
Economic capital, average	$7,046	6,433	5,119	5,164	5,272
Cash overhead efficiency ratio (Tax-equivalent)	49.91%	50.86	51.65	51.36	53.71
Lending commitments	$96,559	93,608	76,592	73,372	69,977
Average loans, net	159,328	146,878	124,625	122,080	118,198
Average core deposits	$203,316	192,922	171,239	167,434	161,781
FTE employees	42,313	43,441	34,558	34,567	34,464

General Bank The General Bank segment includes our Retail and Small Business and Commercial lines of business. Results in the first quarter of 2005 reflect the acquisition of SouthTrust. In the first quarter of 2005 compared with the first quarter of 2004, General Bank segment earnings were a record $947 million, an increase of 38 percent. In addition to the impact of the SouthTrust merger, the 26 percent increase in revenue was driven by continued strength in low-cost core deposits and growth in consumer real estate-secured loans. Noninterest expense increased 17 percent in the same period principally due to the SouthTrust merger and our de novo branch initiative, offset by efficiency initiatives and expense control. Strong expense management resulted in an improved overhead efficiency ratio of 49.91 percent, excluding merger-related and restructuring expenses and other intangible amortization, down from 53.71 percent a year earlier.

Fee and other income increased 20 percent from the first quarter of 2004 due largely to the impact of the SouthTrust merger, as well as higher debit card interchange income and gains on sales of loans. This growth offset a decline in commercial service charges that reflected higher earnings credits on compensating balances due to increased earnings credit rates. Service charges increased $44 million to $407 million, interchange income increased $30 million to $103 million and other banking fees increased $10 million to $52 million. Mortgage banking origination fee income increased $16 million to $41 million due to relatively stable origination volume. Interchange income, mortgage banking origination fee income and amortization of servicing rights are included in other banking fees in the consolidated statements of income.

Asset sale and securitization income in the General Bank reflects the sale of mortgage loans and related income; securitizations and related gains on the sales of consumer real estate-secured loans (for example, prime equity lines) are reflected in the Parent. In the first quarter of 2005 compared with the first quarter of 2004, asset sale and securitization income decreased slightly to $22 million. In the first quarter of 2005, asset sale and securitization income included $13 million in gains on related derivatives and $14 million in market value write-downs on loans held for sale compared with losses in the first quarter of 2004 of $9 million and write-downs of $1 million. Asset sale and securitization income is included in other income in the consolidated statements of income.

The General Bank’s average loans grew 35 percent from the first quarter of 2004, largely due to the addition of SouthTrust. In addition, consumer loan growth was largely in consumer real estate-secured lending. Higher middle market commercial, small business and commercial real estate loans also reflected the addition of SouthTrust.

Provision expense declined 16 percent from the first quarter of 2004, primarily reflecting solid improvements in both commercial and consumer loan losses and a strengthening economy.

Average low-cost core deposit balances increased 27 percent from the first quarter of 2004, including the addition of SouthTrust. Core deposits include savings, interest-bearing checking accounts, noninterest-bearing and other consumer time deposits. Low-cost core deposits exclude consumer certificates of deposit and deposits held in our CAP Accounts. In addition, certificates of deposit and individual retirement accounts grew 31 percent.

Capital Management	2005	2004
Performance Summary	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$155	157	153	132	119
Fee and other income	1,189	1,212	1,123	1,236	1,343
Intersegment revenue	(12)	(10)	(13)	(11)	(13)

Total revenue (Tax-equivalent)	1,332	1,359	1,263	1,357	1,449
Provision for credit losses	—	—	—	—	—
Noninterest expense	1,086	1,140	1,090	1,138	1,219
Income taxes (Tax-equivalent)	90	80	63	80	83

Segment earnings	$156	139	110	139	147

Performance and other data
Economic profit	$117	100	74	101	108
Risk adjusted return on capital (RAROC)	44.78%	38.95	33.47	40.46	40.88
Economic capital, average	$1,408	1,421	1,312	1,380	1,447
Cash overhead efficiency ratio (Tax-equivalent)	81.55%	83.92	86.29	83.94	84.07
Lending commitments	$148	119	107	103	88
Average loans, net	624	656	625	503	340
Average core deposits	$31,666	31,523	29,095	24,731	18,348
FTE employees	18,846	19,735	19,612	19,783	19,909

Capital Management Capital Management includes Retail Brokerage Services, which includes retail brokerage and insurance, which operates the bank-distributed annuity program and offers life and annuity reinsurance products; and Asset Management, which includes mutual funds, customized investment advisory services, and corporate and institutional trust services. In the first quarter of 2005 compared with the first quarter of 2004, Capital Management’s segment earnings increased 6 percent to a record $156 million despite a revenue decline of 8 percent, as noninterest expense declined 11 percent largely due to the benefit of the retail brokerage integration and lower revenue-based compensation expense. Revenues declined on lower brokerage transactional revenues, which offset growth in net interest income.

Revenue from the retail brokerage businesses declined $117 million to $1.1 billion. Retail brokerage transactional revenues of $503 million declined 23 percent, while recurring and other revenues of $557 million were up 6 percent. Revenue from the asset management businesses declined slightly to $276 million as the impact of the sale of the two non-strategic businesses in 2004 was partially offset by higher equity assets under management and a modest benefit from the SouthTrust merger.

Mutual Funds	2005		2004
	First Quarter		Fourth Quarter		Third Quarter		Second Quarter		First Quarter
		Fund		Fund		Fund		Fund		Fund
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix	Amount	Mix	Amount	Mix

Assets under management
Equity	$29	29%	$29	27%	$26	25%	$26	25%	$25	24%
Fixed income	26	26	27	26	27	25	27	26	29	28
Money market	45	45	50	47	54	50	51	49	50	48

Total mutual fund assets	$100	100%	$106	100%	$107	100%	$104	100%	$104	100%

Total Assets Under Management	2005		2004
	First Quarter		Fourth Quarter		Third Quarter		Second Quarter		First Quarter
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix	Amount	Mix	Amount	Mix

Assets under management
Equity	$79	32%	$81	32%	$73	29%	$74	30%	$74	30%
Fixed income	114	45	112	44	111	45	110	44	114	45
Money market	59	23	63	24	65	26	64	26	63	25

Total assets under management	$252	100%	$256	100%	$249	100%	$248	100%	$251	100%
Securities lending	45	—	41	—	36	—	36	—	36	—

Total assets under management and securities lending	$297	—	$297	—	$285	—	$284	—	$287	—

Total assets under management declined modestly from year-end 2004 to $252.5 billion. Total net outflows were approximately $3 billion in the first quarter of 2005. Net equity mutual fund sales continued to be positive, offset by net outflows in fixed income and money market funds, leading to a 6 percent decline in mutual fund assets to $100.4 billion from year-end 2004. Continued positive net equity sales are creating a higher revenue-yielding mix of funds. Assets under management also reflected a net asset decline of approximately $1 billion since year-end 2004 from lower market valuations.

Wealth Management	2005	2004
Performance Summary	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$136	134	125	115	110
Fee and other income	146	149	143	152	148
Intersegment revenue	2	1	2	1	1

Total revenue (Tax-equivalent)	284	284	270	268	259
Provision for credit losses	(1)	—	(1)	—	—
Noninterest expense	190	200	190	192	187
Income taxes (Tax-equivalent)	35	29	31	26	27

Segment earnings	$60	55	50	50	45

Performance and other data
Economic profit	$43	36	34	32	28
Risk adjusted return on capital (RAROC)	47.33%	40.33	40.52	39.46	35.46
Economic capital, average	$478	489	455	456	459
Cash overhead efficiency ratio (Tax-equivalent)	67.01%	70.11	70.55	71.26	72.55
Lending commitments	$4,862	4,711	4,390	4,342	4,029
Average loans, net	12,824	12,055	11,215	10,640	10,205
Average core deposits	$12,433	12,135	11,563	11,279	10,620
FTE employees	3,878	3,911	3,671	3,715	3,764

Wealth Management Wealth Management provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance brokerage services for wealthy individuals, their families and businesses.

In the first quarter of 2005 compared with the first quarter of 2004, Wealth Management’s segment earnings increased 33 percent to a record $60 million with a modest decline in fee and other income offset by 24 percent growth in net interest income due to higher loans and core deposits. Lower insurance commissions primarily resulted from the first quarter 2004 sale of an insurance brokerage agency, which was offset by growth in trust and investment management fees on increased assets under management. Expense discipline was apparent in modest noninterest expense growth relative to revenue growth, and a 554 basis point improvement in the overhead efficiency ratio. The increase in noninterest expense was due to higher revenue-based incentives and higher personnel expense related to acquisitions. The acquisition of Savannah, Georgia-based Palmer & Cay, Inc., which will rank Wachovia Insurance Services among the 10 largest insurance brokerage firms in the nation, is expected to be consummated in the second quarter of 2005.

Balance sheet momentum continued with average loan growth of 26 percent from both consumer and commercial lending and average core deposit growth of 17 percent year over year, primarily in money market balances. Included in total assets under management are wealth assets under management of $64.6 billion at March 31, 2005, which represented a slight decrease from year-end 2004.

Corporate and Investment Bank	2005	2004
Performance Summary	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$589	619	587	601	583
Fee and other income	979	684	785	714	741
Intersegment revenue	(34)	(38)	(33)	(30)	(27)

Total revenue (Tax-equivalent)	1,534	1,265	1,339	1,285	1,297
Provision for credit losses	(3)	4	(15)	(4)	(26)
Noninterest expense	733	659	682	619	619
Income taxes (Tax-equivalent)	299	222	246	248	258

Segment earnings	$505	380	426	422	446

Performance and other data
Economic profit	$342	226	268	272	278
Risk adjusted return on capital (RAROC)	37.98%	29.65	34.15	35.28	35.77
Economic capital, average	$5,135	4,807	4,603	4,505	4,521
Cash overhead efficiency ratio (Tax-equivalent)	47.80%	52.12	50.89	48.20	47.71
Lending commitments	$84,495	84,052	77,007	75,295	71,147
Average loans, net	36,919	35,315	32,922	29,552	29,392
Average core deposits	$20,577	20,834	18,604	17,872	15,987
FTE employees	4,623	4,723	4,548	4,521	4,352

Corporate and Investment Bank Our Corporate and Investment Bank segment includes corporate lending, investment banking, and treasury and international trade finance. Corporate and Investment Bank segment earnings were up 13 percent from the first quarter of 2004 to a record $505 million, reflecting revenue growth of 18 percent. Net interest income grew modestly due to strong core deposit growth and increased structured products assets, as well as the addition of SouthTrust. Fee and other income grew 32 percent due to a gain on the sale of equity securities received in settlement of loans, as well as strength in advisory and underwriting fees, strong commercial real estate activity and higher principal investing results. Provision expense was a net recovery of $3 million. Noninterest expense increased 18 percent due to increased revenue-based variable pay and higher benefits expense, coupled with investment in growth initiatives.

Advisory, underwriting and other investment banking fees increased 27 percent to $237 million due to growth in structured products, investment grade and high yield debt, and loan syndication originations. Trading account profits rose $9 million to $101 million due to increased activity in commercial real-estate finance. Principal investing net gains of $59 million compared with $38 million in the first quarter of 2004 on higher direct investment gains. Net securities gains were $39 million compared with $56 million in the first quarter of 2004. Other fee income increased $164 million, largely due to the gain noted above.

Average loan balances grew 26 percent, reflecting higher leasing balances due to the previously reported income tax settlement and the inclusion of SouthTrust, as well as increases in real estate capital markets, international and large corporate loans. Provision expense increased $23 million from the first quarter of 2004, which included higher than normal recoveries. Economic capital usage increased due to higher loan balances and an increased expense base.

Average core deposits increased 29 percent in the first quarter of 2005 from the first quarter of 2004 due to growth in commercial mortgage servicing, international correspondent banking and treasury services.

Parent	2005	2004
Performance Summary	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$221	150	166	150	251
Fee and other income	(3)	99	(52)	(97)	(35)
Intersegment revenue	1	—	1	—	1

Total revenue (Tax-equivalent)	219	249	115	53	217
Provision for credit losses	(17)	(2)	(15)	—	2
Noninterest expense	255	191	217	136	217
Minority interest	74	83	65	70	79
Income taxes (Tax-equivalent)	(77)	(78)	(117)	(94)	(57)

Segment earnings	$(16)	55	(35)	(59)	(24)

Performance and other data
Economic profit	$(26)	49	(53)	(63)	(22)
Risk adjusted return on capital (RAROC)	6.59%	19.82	1.62	(0.22)	6.97
Economic capital, average	$2,409	2,289	2,243	2,241	2,257
Cash overhead efficiency ratio (Tax-equivalent)	63.82%	31.12	103.43	56.65	47.73
Lending commitments	$398	408	319	328	484
Average loans, net	11,480	1,623	(835)	867	1,046
Average core deposits	$3,103	3,213	2,488	2,493	1,937
FTE employees	24,009	24,220	22,114	22,456	22,971

Parent Parent includes all asset and liability management functions, including managing our investment portfolio for liquidity and interest rate risk. Parent also includes goodwill and other intangible assets, and related funding costs; certain revenues and expenses that are not allocated to the business segments; and the results of our HomEq Servicing business, which is responsible for home equity loan servicing, including that generated and retained by our mortgage company, as well as servicing for third party portfolios.

In the first quarter of 2005, the Parent had a segment loss of $16 million compared with $24 million in the first quarter of 2004. Total revenue in the Parent increased modestly to $219 million. A $30 million decrease in net interest income was offset by lower securities and trading losses, as well as an $11 million increase in other income, including a gain of $38 million associated with the sale of an asset-based lending subsidiary in the United Kingdom. A $12 million reduction in income from asset securitizations included $31 million in lower of cost or market adjustments related to a pending auto loan securitization. Average securities increased $15.1 billion to $106.8 billion, reflecting deposit growth and higher balance sheet positions as discussed below.

Noninterest expense increased $38 million. Income tax benefits increased $23 million. For segment reporting, income tax expense or benefit is allocated to each business segment based on the statutory rate, adjusted for certain other items, and any difference between the total for all core business segments and the consolidated results is included in the Parent.

This segment reflects the impact of Prudential Financial’s 38 percent minority interest in Wachovia Securities Financial Holdings, LLC. Total minority interest, which also includes other subsidiaries, was $74 million in the first quarter of 2005 compared with $79 million in the first quarter of 2004.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of mortgage-backed and asset-backed securities. We use this portfolio primarily to manage liquidity, interest rate risk and regulatory capital to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $116.7 billion at March 31, 2005, a $6.1 billion increase from $110.6 billion at December 31, 2004. This increase reflects higher business unit positions, deposit growth and greater use of cash securities in lieu of derivatives to maintain our moderately asset-sensitive position, as discussed further in the Interest Rate Risk Management section.

Securities available for sale included a net unrealized gain of $509 million at March 31, 2005, and $1.8 billion at December 31, 2004. The average rate earned on securities available for sale was 5.15 percent in the first quarter of 2005 and 4.97 percent in the first quarter of 2004.

We retain interests in the form of either bonds or residual interests in connection with certain securitizations. The retained interests result primarily from the securitization of residential mortgage loans and prime equity lines and, to a lesser extent, auto loans from 2004 securitizations. Included in securities available for sale at March 31, 2005, were residual interests with a market value of $811 million, which included a net unrealized gain of $227 million, and retained bonds from securitizations with a market value of $4.9 billion, which included a net unrealized gain of $73 million. At March 31, 2005, retained bonds with an amortized cost of $4.8 billion and a market value of $4.9 billion were considered investment grade based on external ratings, substantially all of which had credit ratings of AA and above. At December 31, 2004, these amounts were $5.1 billion and $5.2 billion, respectively, and substantially all had credit ratings of AA and above.

Loans - On-Balance Sheet
	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial
Commercial, financial and agricultural	$78,669	75,095	59,271	58,340	55,999
Real estate — construction and other	12,713	12,673	6,985	6,433	6,120
Real estate — mortgage	20,707	20,742	14,771	14,927	15,099
Lease financing	25,013	25,000	24,042	23,894	23,688
Foreign	7,504	7,716	7,402	8,075	7,054

Total commercial	144,606	141,226	112,471	111,669	107,960

Consumer
Real estate secured	74,631	74,161	54,965	53,759	51,207
Student loans	10,795	10,468	10,207	9,838	8,876
Installment loans	6,808	7,684	6,410	7,330	9,054

Total consumer	92,234	92,313	71,582	70,927	69,137

Total loans	236,840	233,539	184,053	182,596	177,097
Unearned income	9,574	9,699	9,549	9,679	9,794

Loans, net (on-balance sheet)	$227,266	223,840	174,504	172,917	167,303

Loans - Managed Portfolio (Including on-balance sheet)
	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$147,125	145,072	116,287	115,424	112,129
Real estate secured	98,161	97,021	86,043	84,462	81,293
Student loans	11,283	11,059	10,921	10,817	10,841
Installment loans	9,959	10,359	9,094	9,254	9,054

Total managed portfolio	$266,528	263,511	222,345	219,957	213,317

Loans The increase in net loans in the first quarter of 2005 reflects growth in commercial loans, while consumer loan growth was offset by transfers to loans held for sale. Commercial loans grew 2 percent from year-end 2004, with the majority of the growth related to middle-market commercial, small business and commercial real estate loans. Consumer loans decreased slightly from year-end 2004 as new production was offset by the transfer of $1.1 billion of auto loans to loans held for sale in connection with a pending securitization.

Commercial loans represented 61 percent and consumer loans 39 percent of the loan portfolio at March 31, 2005. The majority of our loan portfolio is secured by collateral or is guaranteed. Eighty-one percent of the commercial loan portfolio is secured by collateral, and 98 percent of the consumer loan portfolio is secured by collateral or is guaranteed. Of our $74.6 billion consumer real estate-secured loan portfolio, 78 percent is secured by a first lien, 65 percent has a loan-to-value ratio of 80 percent or less, 87 percent has a loan-to-value ratio of 90 percent or less, and 48 percent is priced on a variable rate basis.

Our managed loan portfolio grew slightly from year-end 2004, reflecting growth in commercial and real estate-secured loans. The managed loan portfolio includes the on-balance sheet loan portfolio, loans held for sale, loans securitized for which the retained interests are classified in securities, and the off-balance sheet portfolio of securitized loans sold where we service the loans.

Asset Quality	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans	$910	955	798	863	968
Foreclosed properties	132	145	101	104	103

Total nonperforming assets	$1,042	1,100	899	967	1,071

as % of loans, net and foreclosed properties	0.46%	0.49	0.51	0.56	0.64

Nonperforming assets in loans held for sale	$159	157	57	68	67

Total nonperforming assets in loans and in loans held for sale	$1,201	1,257	956	1,035	1,138

as % of loans, net, foreclosed properties and loans held for sale	0.50%	0.53	0.50	0.55	0.63

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$2,757	2,324	2,331	2,338	2,348
Balance of acquired entities at purchase date	—	510	—	—	—
Net charge-offs	(46)	(115)	(65)	(68)	(52)
Allowance relating to loans transferred or sold	(13)	(51)	3	(3)	(9)
Provision for credit losses related to loans transferred or sold (b)	1	(6)	(8)	(9)	(8)
Provision for credit losses	33	95	63	73	59

Allowance for loan losses, end of period	2,732	2,757	2,324	2,331	2,338

Reserve for unfunded lending commitments, beginning of period	154	134	146	149	156
Provision for credit losses	2	20	(12)	(3)	(7)

Reserve for unfunded lending commitments, end of period	156	154	134	146	149

Allowance for credit losses	$2,888	2,911	2,458	2,477	2,487

Allowance for loan losses
as % of loans, net	1.20%	1.23	1.33	1.35	1.40
as % of nonaccrual and restructured loans(c)	300	289	291	270	242
as % of nonperforming assets (c)	262	251	258	241	218
Allowance for credit losses
as % of loans, net	1.27%	1.30	1.41	1.43	1.49

Net charge-offs	$46	115	65	68	52
Commercial, as % of average commercial loans	—%	0.20	0.05	0.08	(0.05)
Consumer, as % of average consumer loans	0.19	0.28	0.30	0.28	0.36
Total, as % of average loans, net	0.08%	0.23	0.15	0.17	0.13

Past due loans, 90 days and over, and nonaccrual loans(c)
Commercial, as a % of loans, net	0.50%	0.56	0.57	0.66	0.78
Consumer, as a % of loans, net	0.80%	0.80	0.89	0.86	0.77

(a) The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.

(b) The provision related to loans transferred or sold includes recovery of lower of cost or market losses.

(c) These ratios do not include nonperforming assets included in loans held for sale.

Nonperforming Assets Nonperforming assets decreased 4 percent from year-end 2004. Nonaccrual loans declined $45 million, or 5 percent from year-end 2004, reflecting credit quality improvement and more favorable market conditions. New inflows to commercial nonaccrual loans increased 41 percent from year-end 2004 largely reflecting continued alignment of credit methodologies associated with the SouthTrust merger. Additionally, we sold $46 million of nonperforming loans in the first quarter of 2005.

Impaired Loans We define impaired loans as commercial nonaccrual loans, which were $658 million at March 31, 2005 down $54 million from December 31, 2004. Impaired loans individually reviewed for impairment were $325 million at March 31, 2005, down $89 million from December 31, 2004, and impaired unfunded lending commitments individually reviewed were $138 million at March 31, 2005, down $22 million from December 31, 2004. Included in the allowance for loan losses at March 31, 2005, was $37 million related to $144 million of impaired loans, and $8 million of the reserve for unfunded lending commitments related to $14 million of impaired unfunded lending commitments. Included in the allowance for loan losses at December 31, 2004, was $31 million related to $164 million of impaired loans, and $16 million of the reserve for unfunded lending commitments related to $51 million of impaired unfunded lending commitments. The remaining impaired loans and unfunded lending commitments were recorded at or below either the fair value of collateral or the present value of expected future cash flows, or did not meet our minimum threshold for individual review. In the first quarter of 2005, the average recorded investment in impaired loans was $715 million and $6 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $510 million at March 31, 2005, compared with $522 million at December 31, 2004. Of total past due loans, $17 million were commercial loans or commercial real estate loans and $493 million were consumer loans.

Net Charge-offs Annualized net charge-offs as a percentage of average net loans of 0.08 percent in the first quarter of 2005 were down 5 basis points from the first quarter of 2004. Commercial net charge-offs in the first quarter of 2005 were less than $1 million compared with net recoveries of $10 million in the first quarter of 2004. The low level of net charge-offs reflects moderating trends in nonperforming assets at the current beneficial point in the credit cycle, our strategic decision to actively manage down potential problem loans and a higher level of recoveries during the period. In the same period, annualized consumer net charge-offs were 0.19 percent compared with 0.36 percent of average consumer loans. As older vintages of consumer loans mature or pay down, a higher quality consumer loan mix remains.

Provision for Credit Losses Our strategy is to mitigate risk and volatility on our balance sheet by actively monitoring and reducing potential problem loans, including the sale of at-risk credits when prudent. With improved loan quality and favorable economic conditions, this strategy resulted in an 18 percent decline in the provision for credit losses from the first quarter of 2004 to $36 million in the first quarter of 2005. Based on our expectations of positive trends in the economy and solid asset quality over the next few quarters, our outlook for 2005 anticipates a provision at the low end of a range of 15 basis points to 25 basis points of average net loans.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments Our risk management strategies have resulted in reduced risk in our loan portfolio. The allowance for loan losses decreased by $25 million from year-end 2004 to $2.7 billion at March 31, 2005, reflecting this lower risk, and a $13 million reduction related to transfers to loans held for sale and loans sold out of the loan portfolio. The reserve for unfunded lending commitments was $156 million at March 31, 2005, and $154 million at year-end 2004. The reserve for unfunded lending commitments relates to commercial loans and is included in other liabilities.

Loans Held for Sale Loans held for sale include loans originated for sale or securitization as part of our core business strategy and the activities related to our ongoing portfolio risk management strategies to reduce exposure to areas of perceived higher risk. Our core business activity represents loans we originate with the intent to sell to third parties and primarily includes mortgages and consumer real estate-secured loans. At March 31, 2005, and December 31, 2004, core business activity represented substantially all of loans held for sale.

In the first quarter of 2005, we sold or securitized $5.4 billion in loans out of the loans held for sale portfolio, including $2.0 billion of commercial loans and $3.4 billion of consumer loans, primarily residential mortgages. Of the loans sold, $6 million were nonperforming.

At March 31, 2005, consumer real estate-secured loans in loans held for sale amounted to $10.0 billion, a $1.6 billion increase from year-end 2004. Mortgage loans in loans held for sale amounted to $1.8 billion, a decrease of $111 million from year-end 2004.

We transferred $1.1 billion of auto loans relating to a pending securitization, and recognized lower of cost or market write-downs of $31 million. We also transferred $156 million of commercial loans and $13 million of additional unfunded exposure to loans held for sale in the first quarter of 2005 as part of our portfolio management activities. These transfers included $35 million of total exposure from portfolio management actions on SouthTrust loans after consummation.

In the first quarter of 2004, we sold or securitized $3.8 billion of loans out of the loans held for sale portfolio. Of these loans, $10 million were nonperforming.

Goodwill In connection with the SouthTrust acquisition, we recorded purchase accounting adjustments to reflect the assets and liabilities of SouthTrust at their respective fair values as of November 1, 2004, and to reflect certain exit costs related to the merger, which has the effect of increasing goodwill. These purchase accounting adjustments are preliminary and are subject to refinement for up to one year following consummation. Specifically, we expect further refinements in adjustments related to premises and equipment and financial assets as we receive final appraisals and complete our valuation procedures. In addition, we expect to record exit cost purchase accounting adjustments through October 2005.

We employ a disciplined, deliberate and methodical process of integration for our mergers. As part of this process, detailed plans are developed and then approved by senior management prior to execution of the plans. Amounts are recorded as exit cost purchase accounting adjustments only after approval of the associated plan by senior management.

For the SouthTrust merger, to date we have recorded preliminary fair value purchase accounting adjustments and corresponding increases in goodwill of $401 million ($310 million after tax) and exit cost purchase accounting adjustments of $151 million ($136 million after tax), primarily related to personnel and employee termination benefits, offset by the effect of regulatory mandated branch sales. In addition, we recorded deposit base and customer relationship intangibles of $740 million ($455 million after tax). Based on a purchase price of $14.0 billion and SouthTrust tangible stockholders’ equity of $3.9 billion, this resulted in goodwill of $10.0 billion at March 31, 2005.

Liquidity and Capital Adequacy

Core Deposits Core deposits decreased slightly from December 31, 2004, to $273.9 billion at March 31, 2005. Compared with the first quarter of 2004, average core deposits increased $62.4 billion to $271.1 billion and average low-cost core deposits increased $56.2 billion to $224.0 billion, as a result of the SouthTrust acquisition.

The ratio of average noninterest-bearing deposits to average core deposits was 22 percent in the first quarter of 2005 and in the first quarter of 2004. The portion of core deposits in higher rate, other consumer time deposits was 13 percent at March 31, 2005, and 12 percent at March 31, 2004. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $94.9 billion in the first quarter of 2005 and $82.0 billion in the first quarter of 2004. The increase was primarily related to the SouthTrust merger. Purchased funds were $97.2 billion at March 31, 2005, and $83.9 billion at December 31, 2004, reflecting commercial paper increases and higher borrowings.

Long-term Debt Long-term debt increased $1.2 billion from December 31, 2004, to $47.9 billion at March 31, 2005, reflecting debt issuances in the first quarter of 2005. In 2005, scheduled maturities of long-term debt amount to $7.7 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

Under our current shelf registration statement filed with the Securities and Exchange Commission, we have $2.3 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In addition, we have available for issuance up to $9.1 billion under a medium-term note program covering senior or subordinated debt securities. Also, Wachovia Bank, National Association, has available a global note program for the issuance of up to $41.8 billion of senior or subordinated notes. In the first quarter of 2005, we issued $1.7 billion of subordinated bank notes under the global note program.

The issuance of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to stockholders while maintaining sufficient regulatory capital ratios.

Stockholders’ equity decreased to $46.5 billion at March 31, 2005, from $47.3 billion at year-end 2004, including share repurchases amounting to $1.1 billion. We paid $727 million, or $0.46 per share, in dividends to common stockholders in the first quarter of 2005 compared with $525 million, or $0.40 per share, in the first quarter of 2004. Average diluted common shares outstanding increased 85 million shares from December 31, 2004, to 1.6 billion at March 31, 2005 due to the full quarter effect of the SouthTrust acquisition. In the first quarter of 2005, we repurchased 20 million common shares at a cost of $1.1 billion in connection with our previously announced share repurchase programs. At March 31, 2005, we were authorized to buy back up to a remaining 55 million shares of common stock.

In 2004 and 2005, we entered into transactions involving the simultaneous sale of put options and purchase of call options on a remaining 10 million shares of our common stock with expiration dates to September 2005. We entered into these equity collars to manage potential dilution associated with our employee stock options. These transactions are recorded as assets or liabilities with changes in fair value recorded in earnings. In the first quarter of 2005, we recorded a loss of $16 million related to market value changes of these collars.

Subsidiary Dividends Wachovia Bank, National Association, is the largest source of subsidiary dividends paid to the parent company. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at March 31, 2005, our subsidiaries had $5.8 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $750 million in dividends to the parent company in the first quarter of 2005.

Regulatory Capital Our capital ratios were above regulatory minimums in the first quarter of 2005 and we continued to be classified as “well capitalized.” The tier 1 capital ratio decreased 10 basis points from December 31, 2004, to 7.91 percent, driven primarily by higher risk-weighted assets. The minimum tier 1 capital ratio is 4 percent. Our total capital ratio was 11.40 percent and our leverage ratio was 5.99 percent at March 31, 2005, and 11.11 percent and 6.38 percent, respectively, at December 31, 2004. The decline in leverage capital reflects the impact of the SouthTrust merger on the full quarter average balances and other balance sheet growth.

Summary of Off-Balance Sheet Exposures
	March 31, 2005		December 31, 2004
	Carrying		Carrying
(In millions)	Amount	Exposure	Amount	Exposure

Guarantees
Securities lending indemnifications	$—	52,368	—	48,879
Standby letters of credit	107	30,583	101	30,815
Liquidity agreements	1	6,554	1	7,568
Loans sold with recourse	40	5,110	39	5,238
Residual value guarantees	10	626	9	629

Total guarantees	$158	95,241	150	93,129

Off-Balance Sheet Transactions

In the normal course of business, we engage in a variety of financial transactions that under GAAP either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. For more information on off-balance sheet guarantees and retained interests, please refer to our 2004 Annual Report on Form 10-K.

Retained Interests We periodically securitize assets originated through our normal loan production channels or purchased in the open market. In securitization transactions, assets are typically sold to special purpose entities that are off-balance sheet. Certain securitization transactions result in a complete transfer of risk to investors, and in others, we retain risk in the form of senior or subordinated notes or residual interests in the securities issued by the off-balance sheet entities. Retained interests from securitizations with off-balance sheet entities recorded as either available for sale securities, trading account assets or loans amounted to $7.1 billion at March 31, 2005, and $6.5 billion at December 31, 2004.

Risk Governance and Administration

Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives to provide customized solutions for the risk management needs of our customers and for proprietary trading. Market risk is inherent in all these activities.

We use Value-at-Risk (VAR) methodology to assess market volatility over the most recent 252 trading days to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent and 99 percent confidence levels, and 10-day VAR at the 99 percent confidence level. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. Our 1-day VAR limit in the first quarter of 2005 was $30 million. The total 1-day VAR was $17 million at March 31, 2005, and $21 million at December 31, 2004, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first quarter of 2005 were $26 million, $15 million and $19 million, respectively.

Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish the income that we earn on loans, securities and other earning assets. The following discussion explains how we oversee the interest rate risk management process and the actions we take to protect earnings from interest rate risk.

A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). An asset-sensitive balance sheet will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Our large and relatively rate-insensitive deposit base funds a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates a highly asset-sensitive balance sheet. Over the past two years, our focus on new customer acquisition and quality customer service has enabled us to generate deposit growth that has far outpaced loan growth, significantly adding to our naturally asset-sensitive position. To achieve more neutrality, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives.

We often elect to use derivatives to protect assets, liabilities and future financial transactions from changes in interest rates. When deciding whether to use derivatives instead of investing in securities to reach the same goal, we consider a number of factors, such as cost, efficiency, the effect on our liquidity and capital, and our overall interest rate risk management strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include various interest rate swaps, futures, forwards and options and in many cases are designated and accounted for as accounting hedges. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on-balance sheet financial instruments.

We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios and for time periods as long as 36 months. However, in analyzing interest rate sensitivity for policy measurement, we compare forecasted earnings per share in both “high rate” and “low rate” scenarios to the “market forward rate” and “flat rate” scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure we prudently manage interest-bearing assets and liabilities in ways that improve financial performance without unduly putting earnings at risk. Our policy is to limit the risk we can take through balance sheet management actions to 5 percent of earnings per share in both falling and rising rate environments.

Our “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 36 months. Our standard approach evaluates expected earnings in a 400 basis point range, or 200 basis points both above and below the “market forward rate” scenario. However, given the historically low absolute level of the federal funds rate, we modified the “low rate”

scenario to measure a decline of only 50 basis points. Additionally, we determine earnings volatility in a range 200 basis points above and 50 basis points below a scenario where rates remain unchanged for the policy period. Our various scenarios together measure earnings volatility to a March 2006 federal funds rate ranging from 2.51 percent to 6.09 percent.

We simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate,” while longer term rates such as the 10-year and 30-year treasury bond rates would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates is referred to as a “flattening” of the yield curve. Conversely long-term rates rising to a greater degree than short-term rates would lead to a “steepening” of the yield curve.

The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested and the shape of the curve implicit in the “market forward rate” scenario. For the past two years, the yield curve has been unusually steep by historical standards. Over the past 12 months, the average spread between the 10-year and two-year treasury note rates was 153 basis points, which, when compared with the average spread since 1980 of 83 basis points, would be considered quite wide.

In this historically steep yield curve environment, we believe prudent risk management practices dictate the evaluation of rate shifts that include a “flattening” of the yield curve where short-term rates rise faster and to a greater degree than long-term rates. Accordingly, in the first quarter of 2005 we evaluated scenarios that measure the impact of a “moderate flattening” and a “severe flattening” of the yield curve. Interest rate risk management decisions are based on a composite view of sensitivity considering parallel and nonparallel shifts. The methodology we use is discussed further in the Earnings Sensitivity section.

In the first half of 2004, the threat of rising rates, but uncertain timing, kept the curve very steep. Before the Federal Reserve’s Federal Open Market Committee’s tightening campaign began, our investment and hedging strategies were designed to manage both repricing risk and curve flattening that typically accompanies a rapid rise in short-term rates.

Much of the anticipated flattening occurred throughout 2004 and the first quarter of 2005. At March 31, 2005, the spread between the 10-year and two-year treasury note rates was 74 basis points, which is below the long-term average of 83 basis points, and is currently projected to be 54 basis points by March 2006. While we still believe further flattening is possible, and we will continue to measure the impact of a nonparallel shift in rates, we feel the risk of earnings volatility due to further flattening has somewhat subsided.

Considering the balance of risks for 2005, we will focus primarily on managing the value created through our expanded deposit base as we defend the net interest margin against the pressures of rising short-term rates and, relative to 2004, a significantly flatter curve. We expect to rely on our large base of low-cost core deposits to fund incremental investments in loans and securities. The characteristics of the loans we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if we add more fixed rate loans to our loan portfolio, we would likely allow existing discretionary investments to mature or be liquidated. If we add more variable rate loans, we would likely allow fixed rate securities to mature or be liquidated, and then add new derivatives that, in effect, would convert the incremental variable rate loans to fixed rate loans.

Policy Period Sensitivity Measurement	Actual	Implied
	Fed Funds	Fed Funds	Percent
	Rate at	Rate at	Earnings
	April 1, 2005	March 31, 2006	Sensitivity

Flat Rate Scenarios (a)	2.75%	3.01	-

High Rate		5.01	1.00

Low Rate		2.51	(0.30)

Market Forward Rate Scenarios (b)	2.75%	4.09	-

High Rate Composite		6.09	1.00

Low Rate		3.59	(0.30)

(a) Assumes base Fed Funds rate remains unchanged.

(b) Assumes base Fed Funds rate mirrors market expectations.

Earnings Sensitivity The Policy Period Sensitivity Measurement table provides a summary of our interest rate sensitivity measurement.

In March 2005, our earnings simulation model indicated earnings would be positively affected by 1.0 percent in a “high rate composite” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “market forward rate” scenario. The model indicates earnings would be negatively affected by 0.3 percent in this scenario.

Our sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. The first is a gradual 200 basis point increase at each point on the yield curve over a 12-month period. This is referred to as a parallel shift in the yield curve and would follow the “market forward rate” scenario’s expected flattening. Next we measure the exposure to nonparallel shifts by allowing short-term rates to rise by 200 basis points, while allowing rates for terms longer than one year to increase by a lesser degree. This approach creates incrementally flatter curves. This has the impact of stressing liability costs by a full 200 basis points, while new fixed rate lending and investment rates receive less than a 200 basis point increase. The focal point is the spread between the 10-year and two-year treasury note rates. In our “moderate flattening” scenario, this spread declines from 54 basis points in the “market forward rate” scenario to 40 basis points compared with the historical long-term average of 83 basis points. Our “severe flattening” scenario further reduces the spread between the 10-

year and two-year treasury note rates to 26 basis points by the end of the measurement period. This approach fully stresses expected earnings to the risks of nonparallel curve shifts. The reported sensitivity is a composite of these three scenarios.

The Policy Period Sensitivity Measurement table shows that our “flat rate” scenario holds the federal funds rate constant at 3.01 percent through March 2006. Based on our March 2005 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario) with a parallel shift in the yield curve, our earnings sensitivity model indicates earnings during the 12-month policy measurement period would increase by 1.0 percent.

Typically, we analyze a 200 basis point decline for our “low rate” scenario relative to a “flat rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to our “flat rate” scenario, our earnings would decrease by 0.3 percent. For our “most likely rate” scenario, we believe the “market forward rate” is the most appropriate. The “market forward rate” scenario assumes the federal funds rate of 2.75 percent at April 1, 2005, gradually rises to 4.09 percent through the end of our policy measurement period.

While our interest rate sensitivity modeling assumes management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

The following information addresses significant new developments in accounting standard setting that will affect us, as well as new or proposed legislation that will continue to have a significant impact on our industry.

Share-Based Payments In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised) (SFAS 123R), Share-Based Payments, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in income. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123R is effective for share-based awards granted on or after January 1, 2006, based on recent guidance from the SEC, which delayed the original effective date of July 1, 2005. Early adoption is permitted. We adopted the fair value method of accounting for stock options in 2002. Accordingly, the implementation of SFAS 123R will not have a material impact on our consolidated financial position or results of operations.

Leveraged Lease Accounting For a leveraged lease, SFAS No. 13, Accounting for Leases (SFAS 13), as amended and interpreted, states that if a change in an important lease assumption changes the total estimated net income under the lease, then the rate of return and the allocation of lease income to positive investment years must be recalculated from inception of the lease using the revised important assumption. The net investment in the lease must then be adjusted to the revised amount by a charge or credit to the results of operations in the period in which the important assumption is changed. Changes that affect only the timing of cash flows and not the total net income under the lease do not result in a recalculation of the lease.

The FASB continues to discuss several matters related to leveraged lease accounting including the extent to which changes that affect the timing of cash flows but not the total net income under the lease should be incorporated into the recalculation when a change in an important lease assumption occurs. If the FASB modifies existing interpretations of SFAS 13 and related industry practice, it could result in a one-time non-cash charge to the results of operations. An amount approximating this one-time charge would then be recognized back into income over the remaining terms of the affected leases.

The FASB has decided to issue a proposed FASB Staff Position to address this change in accounting. We will monitor these discussions and to the extent a proposal is issued that will result in material changes for our current accounting treatment for leveraged leases, we will provide appropriate disclosures.

Income Taxes The American Jobs Creation Act of 2004 (the Act) introduces a special one-time dividends-received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The amount of deferred income taxes we recorded in 2004 in connection with a decision to repatriate certain earnings was not significant. We continue to evaluate the impact of the Act on our remaining undistributed earnings.

Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2004 Annual Report on Form 10-K.

In June 2004, the Basel Committee on Bank Supervision published new international guidelines for determining regulatory capital. The U.S. regulators have published a draft containing guidance of their interpretation of the new Basel guidelines. We will be required to determine regulatory capital under the new methodologies, in parallel with the existing capital rules, beginning in 2007. In 2008, we will determine regulatory capital solely under the new rules, which include certain limitations in 2008 and 2009. This is a very significant change that results in regulatory capital being more risk sensitive than under the current framework, and represents a significant implementation effort for us to be in compliance with the new regulations. The necessary project management infrastructure and funding have been established to ensure we will fully comply with the new regulations.

Table 1
EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with U.S. generally accepted accounting principles (GAAP), our management uses, and this quarterly financial supplement contains, certain non-GAAP financial measures, such as expenses excluding merger-related and restructuring expenses; the dividend payout ratio on a basis that excludes other intangible amortization merger-related and restructuring expenses, and the cumulative effect of a change in accounting principle; and net interest income on a tax-equivalent basis.

     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry. Specifically, we believe the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. These non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information regarding segment performance, see the “Business Segments” sections. This quarterly financial supplement contains information regarding estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.

     In addition, because of the significant amount of deposit base intangible amortization, we believe the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding other intangible amortization, merger-related and restructuring expenses, and the cumulative effect of a change in accounting principle, and has communicated certain dividend payout ratio goals to investors on this basis. We believe this dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.

     This quarterly financial supplement also includes net interest income on a tax-equivalent basis. We believe the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.

     Although we believe the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended
	March 31,
(In millions, except per share data)	2005	2004

Net interest income (GAAP)	$3,413	2,861
Tax-equivalent adjustment	61	62

Net interest income (Tax-equivalent)	$3,474	2,923

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP)	$1.01	0.94
Other intangible amortization	0.05	0.05
Merger-related and restructuring expenses	0.02	0.04

Earnings per share (a)	$1.08	1.03

Dividends paid per common share	$0.46	0.40
Dividend payout ratios (GAAP) (b)	45.54%	42.55
Dividend payout ratios (a) (b)	42.59%	38.83

(a)	Excludes other intangible amortization, and merger-related and restructuring expenses.

(b)	Dividend payout ratios are determined by dividing dividends per common share by earnings per common share.

Table 2
SELECTED STATISTICAL DATA

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY
Return on average common stockholders’ equity	13.92%	13.50	15.12	15.49	15.37
Net interest margin (a)	3.31	3.37	3.36	3.37	3.55
Fee and other income as % of total revenue	46.30	45.50	46.21	47.33	48.62
Effective income tax rate	33.42%	31.20	30.71	32.19	32.73

ASSET QUALITY
Allowance for loan losses as % of loans, net	1.20%	1.23	1.33	1.35	1.40
Allowance for loan losses as % of nonperforming assets (b)	262	251	258	241	218
Allowance for credit losses as % of loans, net	1.27	1.30	1.41	1.43	1.49
Net charge-offs as % of average loans, net	0.08	0.23	0.15	0.17	0.13
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.50%	0.53	0.50	0.55	0.63

CAPITAL ADEQUACY
Tier 1 capital ratio	7.91%	8.01	8.34	8.36	8.54
Total capital ratio	11.40	11.11	11.22	11.02	11.37
Leverage	5.99%	6.38	6.21	6.23	6.33

OTHER DATA
FTE employees	93,669	96,030	84,503	85,042	85,460
Total financial centers/brokerage offices	4,003	4,004	3,247	3,271	3,305
ATMs	5,234	5,321	4,395	4,396	4,404
Actual common shares (In millions)	1,576	1,588	1,308	1,309	1,312
Common stock price	$50.91	52.60	46.95	44.50	47.00
Market capitalization	$80,256	83,537	61,395	58,268	61,650

(a)	Tax-equivalent.

(b)	These ratios do not include nonperforming loans included in loans held for sale.

Table 3
SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2005		2004
	First		Fourth	Third	Second	First
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$5,453		4,969	4,301	4,019	3,999
Tax-equivalent adjustment	61		60	63	65	62

Interest income (a)	5,514		5,029	4,364	4,084	4,061
Interest expense	2,040		1,672	1,336	1,181	1,138

Net interest income (a)	3,474		3,357	3,028	2,903	2,923
Provision for credit losses	36		109	43	61	44

Net interest income after provision for credit losses (a)	3,438		3,248	2,985	2,842	2,879
Securities gains (losses)	(2)		23	(71)	36	2
Fee and other income	2,997		2,781	2,672	2,571	2,765
Merger-related and restructuring expenses	61		116	127	102	99
Other noninterest expense	3,811		3,718	3,544	3,393	3,567
Minority interest in income of consolidated subsidiaries	64		54	28	45	57

Income before income taxes	2,497		2,164	1,887	1,909	1,923
Income taxes	815		656	561	592	610
Tax-equivalent adjustment	61		60	63	65	62

Net income	$1,621		1,448	1,263	1,252	1,251

PER COMMON SHARE DATA
Basic earnings	$1.03		0.97	0.97	0.96	0.96
Diluted earnings	1.01		0.95	0.96	0.95	0.94
Cash dividends	$0.46		0.46	0.40	0.40	0.40
Average common shares — Basic	1,571		1,487	1,296	1,300	1,302
Average common shares — Diluted	1,603		1,518	1,316	1,320	1,326
Average common stockholders’ equity
Quarter-to-date	$47,231		42,644	33,246	32,496	32,737
Year-to-date	47,231		35,295	32,828	32,616	32,737
Book value per common share	29.48		29.79	25.92	24.93	25.42
Common stock price
High	56.01		54.52	47.50	47.66	48.90
Low	49.91		46.84	43.56	44.16	45.91
Period-end	$50.91		52.60	46.95	44.50	47.00
To earnings ratio (b)	13.16	X	13.84	12.76	12.54	13.95
To book value	173%		177	181	178	185
BALANCE SHEET DATA
Assets	$506,833		493,324	436,698	418,441	411,140
Long-term debt	$47,932		46,759	41,444	37,022	39,352

(a)	Tax-equivalent.

(b)	Based on diluted earnings per common share.

Table 4
MERGER-RELATED AND RESTRUCTURING EXPENSES

Three
Months
Ended
March 31,
(In millions)	2005

MERGER-RELATED AND RESTRUCTURING EXPENSES - WACHOVIA/SOUTHTRUST
Merger-related expenses
Personnel costs	$7
Occupancy and equipment	2
Advertising	1
System conversion costs	15
Other	7

Total merger-related expenses	32

Restructuring expenses
Other	1

Total restructuring expenses	1

Total Wachovia/SouthTrust merger-related and restructuring expenses	33

MERGER-RELATED AND RESTRUCTURING EXPENSES — WACHOVIA SECURITIES RETAIL BROKERAGE
Merger-related expenses
Occupancy and equipment	(1)
System conversion costs	23
Other	5

Total merger-related expenses	27

Restructuring expenses
Occupancy and equipment	1

Total restructuring expenses	1

Total Wachovia Securities retail brokerage merger-related and restructuring expenses	28

Total merger-related and restructuring expenses	$61

Table 5
BUSINESS SEGMENTS (a)

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (b)
Net interest income (c)	$2,373	2,297	1,997	1,905	1,860
Fee and other income	684	660	602	602	570
Intersegment revenue	43	47	43	40	38

Total revenue (c)	3,100	3,004	2,642	2,547	2,468
Provision for credit losses	57	107	74	65	68
Noninterest expense	1,547	1,528	1,365	1,308	1,325
Income taxes	539	487	426	416	380
Tax-equivalent adjustment	10	10	10	11	10

Segment earnings	$947	872	767	747	685

Economic profit	$704	675	599	572	502
Risk adjusted return on capital	51.55%	52.73	57.56	55.50	49.32
Economic capital, average	$7,046	6,433	5,119	5,164	5,272
Cash overhead efficiency ratio (c)	49.91%	50.86	51.65	51.36	53.71
Lending commitments	$96,559	93,608	76,592	73,372	69,977
Average loans, net	159,328	146,878	124,625	122,080	118,198
Average core deposits	$203,316	192,922	171,239	167,434	161,781
FTE employees	42,313	43,441	34,558	34,567	34,464

COMMERCIAL
Net interest income (c)	$735	719	591	556	538
Fee and other income	112	95	102	98	126
Intersegment revenue	29	33	28	24	23

Total revenue (c)	876	847	721	678	687
Provision for credit losses	4	40	18	15	6
Noninterest expense	311	306	284	270	270
Income taxes	196	171	143	131	139
Tax-equivalent adjustment	10	10	10	11	10

Segment earnings	$355	320	266	251	262

Economic profit	$207	206	178	158	160
Risk adjusted return on capital	33.90%	36.02	41.50	38.73	37.81
Economic capital, average	$3,666	3,285	2,316	2,303	2,393
Cash overhead efficiency ratio (c)	35.50%	36.03	39.47	39.84	39.23
Average loans, net	$75,672	67,346	52,581	51,574	50,412
Average core deposits	$42,688	42,708	39,123	37,885	35,419

RETAIL AND SMALL BUSINESS
Net interest income (c)	$1,638	1,578	1,406	1,349	1,322
Fee and other income	572	565	500	504	444
Intersegment revenue	14	14	15	16	15

Total revenue (c)	2,224	2,157	1,921	1,869	1,781
Provision for credit losses	53	67	56	50	62
Noninterest expense	1,236	1,222	1,081	1,038	1,055
Income taxes	343	316	283	285	241
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$592	552	501	496	423

Economic profit	$497	469	421	414	342
Risk adjusted return on capital	70.70%	70.15	70.83	69.00	58.88
Economic capital, average	$3,380	3,148	2,803	2,861	2,879
Cash overhead efficiency ratio (c)	55.59%	56.69	56.22	55.54	59.29
Average loans, net	$83,656	79,532	72,044	70,506	67,786
Average core deposits	$160,628	150,214	132,116	129,549	126,362

(a)	Certain amounts presented in this Table 5 in periods prior to the first quarter of 2005 have been reclassified to conform to the presentation in the first quarter of 2005.

(b)	General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(c)	Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$155	157	153	132	119
Fee and other income	1,189	1,212	1,123	1,236	1,343
Intersegment revenue	(12)	(10)	(13)	(11)	(13)

Total revenue (b)	1,332	1,359	1,263	1,357	1,449
Provision for credit losses	—	—	—	—	—
Noninterest expense	1,086	1,140	1,090	1,138	1,219
Income taxes	90	79	63	80	83
Tax-equivalent adjustment	—	1	—	—	—

Segment earnings	$156	139	110	139	147

Economic profit	$117	100	74	101	108
Risk adjusted return on capital	44.78%	38.95	33.47	40.46	40.88
Economic capital, average	$1,408	1,421	1,312	1,380	1,447
Cash overhead efficiency ratio (b)	81.55%	83.92	86.29	83.94	84.07
Lending commitments	$148	119	107	103	88
Average loans, net	624	656	625	503	340
Average core deposits	$31,666	31,523	29,095	24,731	18,348
FTE employees	18,846	19,735	19,612	19,783	19,909
Assets under management	$252,499	256,321	249,238	247,585	250,559

ASSET MANAGEMENT
Net interest income (b)	$11	12	11	11	9
Fee and other income	266	269	254	287	269
Intersegment revenue	(1)	—	(1)	—	—

Total revenue (b)	276	281	264	298	278
Provision for credit losses	—	—	—	—	—
Noninterest expense	217	231	222	227	226
Income taxes	21	18	16	25	19
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$38	32	26	46	33

Economic profit	$31	25	21	38	27
Risk adjusted return on capital	62.49%	52.75	46.39	75.96	55.88
Economic capital, average	$244	240	228	239	241
Cash overhead efficiency ratio (b)	78.54%	82.24	84.12	76.24	81.12
Average loans, net	$338	370	346	253	139
Average core deposits	$1,625	1,680	1,563	1,568	1,188

(a)	Capital Management Combined represents the consolidation of Capital Management’s Asset Management, Retail Brokerage Services, and Other, which primarily serves to eliminate intersegment revenue.

(b)	Tax-equivalent.

(continued)

Table 5
BUSINESS SEGMENTS

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

RETAIL BROKERAGE SERVICES
Net interest income (b)	$144	144	142	120	110
Fee and other income	927	946	872	954	1,079
Intersegment revenue	(11)	(9)	(12)	(12)	(12)

Total revenue (b)	1,060	1,081	1,002	1,062	1,177
Provision for credit losses	—	—	—	—	—
Noninterest expense	875	918	876	921	1,002
Income taxes	69	59	45	52	63
Tax-equivalent adjustment	—	1	—	—	—

Segment earnings	$116	103	81	89	112

Economic profit	$84	71	50	59	79
Risk adjusted return on capital	40.48%	34.76	29.53	31.70	37.02
Economic capital, average	$1,166	1,184	1,086	1,144	1,209
Cash overhead efficiency ratio (b)	82.63%	84.97	87.38	86.68	85.16
Average loans, net	$286	286	279	250	201
Average core deposits	$30,041	29,843	27,532	23,163	17,160

OTHER
Net interest income (b)	$—	1	—	1	—
Fee and other income	(4)	(3)	(3)	(5)	(5)
Intersegment revenue	—	(1)	—	1	(1)

Total revenue (b)	(4)	(3)	(3)	(3)	(6)
Provision for credit losses	—	—	—	—	—
Noninterest expense	(6)	(9)	(8)	(10)	(9)
Income taxes	—	2	2	3	1
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$2	4	3	4	2

Economic profit	$2	4	3	4	2
Risk adjusted return on capital	—%	—	—	—	—
Economic capital, average	$(2)	(3)	(2)	(3)	(3)
Cash overhead efficiency ratio (b)	—%	—	—	—	—
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(continued)

Table 5
BUSINESS SEGMENTS

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$136	134	125	115	110
Fee and other income	146	149	143	152	148
Intersegment revenue	2	1	2	1	1

Total revenue (a)	284	284	270	268	259
Provision for credit losses	(1)	—	(1)	—	—
Noninterest expense	190	200	190	192	187
Income taxes	35	29	31	26	27
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$60	55	50	50	45

Economic profit	$43	36	34	32	28
Risk adjusted return on capital	47.33%	40.33	40.52	39.46	35.46
Economic capital, average	$478	489	455	456	459
Cash overhead efficiency ratio (a)	67.01%	70.11	70.55	71.26	72.55
Lending commitments	$4,862	4,711	4,390	4,342	4,029
Average loans, net	12,824	12,055	11,215	10,640	10,205
Average core deposits	$12,433	12,135	11,563	11,279	10,620
FTE employees	3,878	3,911	3,671	3,715	3,764

(a)	Tax-equivalent.

(continued)

Table 5
BUSINESS SEGMENTS

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT
BANK COMBINED (a)
Net interest income (b)	$589	619	587	601	583
Fee and other income	979	684	785	714	741
Intersegment revenue	(34)	(38)	(33)	(30)	(27)

Total revenue (b)	1,534	1,265	1,339	1,285	1,297
Provision for credit losses	(3)	4	(15)	(4)	(26)
Noninterest expense	733	659	682	619	619
Income taxes	271	192	216	217	226
Tax-equivalent adjustment	28	30	30	31	32

Segment earnings	$505	380	426	422	446

Economic profit	$342	226	268	272	278
Risk adjusted return on capital	37.98%	29.65	34.15	35.28	35.77
Economic capital, average	$5,135	4,807	4,603	4,505	4,521
Cash overhead efficiency ratio (b)	47.80%	52.12	50.89	48.20	47.71
Lending commitments	$84,495	84,052	77,007	75,295	71,147
Average loans, net	36,919	35,315	32,922	29,552	29,392
Average core deposits	$20,577	20,834	18,604	17,872	15,987
FTE employees	4,623	4,723	4,548	4,521	4,352

CORPORATE LENDING
Net interest income (b)	$234	232	217	278	266
Fee and other income	244	122	100	147	142
Intersegment revenue	6	7	6	5	6

Total revenue (b)	484	361	323	430	414
Provision for credit losses	(3)	4	(14)	(4)	(27)
Noninterest expense	109	105	106	106	105
Income taxes	142	96	86	123	125
Tax-equivalent adjustment	—	—	1	—	—

Segment earnings	$236	156	144	205	211

Economic profit	$139	65	46	116	105
Risk adjusted return on capital	30.81%	20.65	18.23	30.39	28.28
Economic capital, average	$2,840	2,687	2,500	2,416	2,441
Cash overhead efficiency ratio (b)	22.56%	29.19	32.94	24.74	25.27
Average loans, net	$28,418	27,141	25,284	22,619	23,390
Average core deposits	$445	533	745	826	817

(a)	Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and International Trade Finance, and Investment Banking lines of business.

(b)	Tax-equivalent.

(continued)

Table 5
BUSINESS SEGMENTS

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TREASURY AND INTERNATIONAL TRADE FINANCE
Net interest income (b)	$95	97	87	87	84
Fee and other income	183	185	183	179	178
Intersegment revenue	(30)	(29)	(27)	(27)	(26)

Total revenue (b)	248	253	243	239	236
Provision for credit losses	—	—	—	—	—
Noninterest expense	160	162	174	169	172
Income taxes	32	34	24	26	23
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$56	57	45	44	41

Economic profit	$47	49	36	36	33
Risk adjusted return on capital	81.99%	85.25	65.16	69.66	65.89
Economic capital, average	$271	264	260	248	242
Cash overhead efficiency ratio (b)	64.42%	64.11	71.51	70.81	72.80
Average loans, net	$5,200	5,247	5,226	4,953	4,300
Average core deposits	$13,806	13,864	11,931	11,734	10,947

INVESTMENT BANKING
Net interest income (b)	$260	290	283	236	233
Fee and other income	552	377	502	388	421
Intersegment revenue	(10)	(16)	(12)	(8)	(7)

Total revenue (b)	802	651	773	616	647
Provision for credit losses	—	—	(1)	—	1
Noninterest expense	464	392	402	344	342
Income taxes	97	62	106	68	78
Tax-equivalent adjustment	28	30	29	31	32

Segment earnings	$213	167	237	173	194

Economic profit	$156	112	186	120	140
Risk adjusted return on capital	42.16%	34.77	51.36	37.06	41.77
Economic capital, average	$2,024	1,856	1,843	1,841	1,838
Cash overhead efficiency ratio (b)	57.89%	60.11	51.90	55.86	52.89
Average loans, net	$3,301	2,927	2,412	1,980	1,702
Average core deposits	$6,326	6,437	5,928	5,312	4,223

(continued)

Table 5
BUSINESS SEGMENTS

	2005	2004
	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$221	150	166	150	251
Fee and other income	(3)	99	(52)	(97)	(35)
Intersegment revenue	1	—	1	—	1

Total revenue (a)	219	249	115	53	217
Provision for credit losses	(17)	(2)	(15)	—	2
Noninterest expense	255	191	217	136	217
Minority interest	74	83	65	70	79
Income tax benefits	(100)	(97)	(140)	(117)	(77)
Tax-equivalent adjustment	23	19	23	23	20

Segment earnings (loss)	$(16)	55	(35)	(59)	(24)

Economic profit	$(26)	49	(53)	(63)	(22)
Risk adjusted return on capital	6.59%	19.82	1.62	(0.22)	6.97
Economic capital, average	$2,409	2,289	2,243	2,241	2,257
Cash overhead efficiency ratio (a)	63.82%	31.12	103.43	56.65	47.73
Lending commitments	$398	408	319	328	484
Average loans, net	11,480	1,623	(835)	867	1,046
Average core deposits	$3,103	3,213	2,488	2,493	1,937
FTE employees	24,009	24,220	22,114	22,456	22,971

(a)	Tax-equivalent.

(continued)

Table 5
BUSINESS SEGMENTS

	Three Months Ended March 31, 2005
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$2,373	155	136	589	221	(61)	3,413
Fee and other income	684	1,189	146	979	(3)	—	2,995
Intersegment revenue	43	(12)	2	(34)	1	—	—

Total revenue (a)	3,100	1,332	284	1,534	219	(61)	6,408
Provision for credit losses	57	—	(1)	(3)	(17)	—	36
Noninterest expense	1,547	1,086	190	733	255	61	3,872
Minority interest	—	—	—	—	74	(10)	64
Income taxes (benefits)	539	90	35	271	(100)	(20)	815
Tax-equivalent adjustment	10	—	—	28	23	(61)	—

Net income (loss)	$947	156	60	505	(16)	(31)	1,621

Economic profit	$704	117	43	342	(26)	—	1,180
Risk adjusted return on capital	51.55%	44.78	47.33	37.98	6.59	—	40.05
Economic capital, average	$7,046	1,408	478	5,135	2,409	—	16,476
Cash overhead efficiency ratio (a)	49.91%	81.55	67.01	47.80	63.82	—	57.15
Lending commitments	$96,559	148	4,862	84,495	398	—	186,462
Average loans, net	159,328	624	12,824	36,919	11,480	—	221,175
Average core deposits	$203,316	31,666	12,433	20,577	3,103	—	271,095
FTE employees	42,313	18,846	3,878	4,623	24,009	—	93,669

	Three Months Ended March 31, 2004
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$1,860	119	110	583	251	(62)	2,861
Fee and other income	570	1,343	148	741	(35)	—	2,767
Intersegment revenue	38	(13)	1	(27)	1	—	—

Total revenue (a)	2,468	1,449	259	1,297	217	(62)	5,628
Provision for credit losses	68	—	—	(26)	2	—	44
Noninterest expense	1,325	1,219	187	619	217	99	3,666
Minority interest	—	—	—	—	79	(22)	57
Income taxes (benefits)	380	83	27	226	(77)	(29)	610
Tax-equivalent adjustment	10	—	—	32	20	(62)	—

Net income (loss)	$685	147	45	446	(24)	(48)	1,251

Economic profit	$502	108	28	278	(22)	—	894
Risk adjusted return on capital	49.32%	40.88	35.46	35.77	6.97	—	36.75
Economic capital, average	$5,272	1,447	459	4,521	2,257	—	13,956
Cash overhead efficiency ratio (a)	53.71%	84.07	72.55	47.71	47.73	—	60.70
Lending commitments	$69,977	88	4,029	71,147	484	—	145,725
Average loans, net	118,198	340	10,205	29,392	1,046	—	159,181
Average core deposits	$161,781	18,348	10,620	15,987	1,937	—	208,673
FTE employees	34,464	19,909	3,764	4,352	22,971	—	85,460

(a)	Tax-equivalent.

(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 6
NET TRADING REVENUE — INVESTMENT BANKING (a)

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (Tax-equivalent)	$148	178	171	137	140
Trading accounts profits (losses)	99	(7)	(43)	50	93
Other fee income	57	60	56	68	65

Total net trading revenue (Tax-equivalent)	$304	231	184	255	298

(a)	Certain amounts presented in periods prior to the first quarter of 2005 have been reclassified to conform to the presentation in the first quarter of 2005.

Table 7
SELECTED RATIOS

	2005		2004
	First		Fourth	Third	Second	First
	Quarter		Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	10.60	X	11.08	12.77	12.65	12.18
Return on assets	1.31%		1.22	1.18	1.22	1.26
Return on common stockholders’ equity	13.92		13.50	15.12	15.49	15.37
Return on total stockholders’ equity	13.92%		13.50	15.12	15.49	15.37

DIVIDEND PAYOUT RATIOS
Common shares	45.54%		48.42	41.67	42.11	42.55
Preferred and common shares	45.54%		48.42	41.67	42.11	42.55

(a)	Based on average balances and net income.

Table 8
TRADING ACCOUNT ASSETS AND LIABILITIES (a)

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TRADING ACCOUNT ASSETS
U.S. Treasury	$5,822	2,768	3,374	3,682	2,417
U.S. Government agencies	3,414	3,799	3,461	3,118	3,483
State, county and municipal	1,587	868	966	1,000	592
Mortgage-backed securities	4,269	7,486	6,336	4,942	1,844
Other asset-backed securities	7,303	5,600	6,891	6,858	6,144
Corporate bonds and debentures	6,284	6,920	6,634	5,467	5,696
Equity securities	4,693	4,166	3,906	3,523	3,250
Derivative financial instruments	10,886	10,658	10,676	9,862	12,015
Sundry	2,891	3,667	2,885	1,207	1,452

Total trading account assets	$47,149	45,932	45,129	39,659	36,893

TRADING ACCOUNT LIABILITIES
Securities sold short	13,020	12,258	13,285	12,017	10,762
Derivative financial instruments	9,398	9,451	9,419	8,310	11,194

Total trading account liabilities	$22,418	21,709	22,704	20,327	21,956

(a)	Certain amounts presented in periods prior to the first quarter of 2005 have been reclassified to conform to the presentation in the first quarter of 2005.

Table 9

LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$78,669	75,095	59,271	58,340	55,999
Real estate — construction and other	12,713	12,673	6,985	6,433	6,120
Real estate — mortgage	20,707	20,742	14,771	14,927	15,099
Lease financing	25,013	25,000	24,042	23,894	23,688
Foreign	7,504	7,716	7,402	8,075	7,054

Total commercial	144,606	141,226	112,471	111,669	107,960

CONSUMER
Real estate secured	74,631	74,161	54,965	53,759	51,207
Student loans	10,795	10,468	10,207	9,838	8,876
Installment loans	6,808	7,684	6,410	7,330	9,054

Total consumer	92,234	92,313	71,582	70,927	69,137

Total loans	236,840	233,539	184,053	182,596	177,097
Unearned income	9,574	9,699	9,549	9,679	9,794

Loans, net (On-balance sheet)	$227,266	223,840	174,504	172,917	167,303

MANAGED PORTFOLIO (a)

COMMERCIAL
On-balance sheet loan portfolio	$144,606	141,226	112,471	111,669	107,960
Securitized loans — off-balance sheet	1,402	1,734	1,823	1,868	1,927
Loans held for sale	1,117	2,112	1,993	1,887	2,242

Total commercial	147,125	145,072	116,287	115,424	112,129

CONSUMER
Real estate secured
On-balance sheet loan portfolio	74,631	74,161	54,965	53,759	51,207
Securitized loans — off-balance sheet	6,979	7,570	6,567	7,194	8,218
Securitized loans included in securities	4,626	4,838	8,909	9,506	10,261
Loans held for sale	11,925	10,452	15,602	14,003	11,607

Total real estate secured	98,161	97,021	86,043	84,462	81,293

Student
On-balance sheet loan portfolio	10,795	10,468	10,207	9,838	8,876
Securitized loans — off-balance sheet	423	463	554	612	1,532
Loans held for sale	65	128	160	367	433

Total student	11,283	11,059	10,921	10,817	10,841

Installment
On-balance sheet loan portfolio	6,808	7,684	6,410	7,330	9,054
Securitized loans — off-balance sheet	1,930	2,184	2,489	1,794	—
Securitized loans included in securities	155	195	195	130	—
Loans held for sale	1,066	296	—	—	—

Total installment	9,959	10,359	9,094	9,254	9,054

Total consumer	119,403	118,439	106,058	104,533	101,188

Total managed portfolio	$266,528	263,511	222,345	219,957	213,317

SERVICING PORTFOLIO (b)
Commercial	$140,493	136,578	130,313	108,207	99,601
Consumer	$46,552	40,053	31,549	24,475	16,240

(a) The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.

(b) The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 10

LOANS HELD FOR SALE

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$12,988	17,755	16,257	14,282	12,625

CORE BUSINESS ACTIVITY (a)
Core business activity, beginning of period	12,293	17,720	16,200	14,183	12,504
Balance of acquired entities at purchase date	—	653	—	—	—
Originations/purchases	7,692	12,941	8,108	10,165	6,978
Transfer to (from) loans held for sale, net (b)	462	(8,968)	(190)	(124)	(92)
Lower of cost or market value adjustments	1	(1)	(1)	—	—
Performing loans sold or securitized	(5,109)	(7,033)	(4,142)	(5,879)	(3,770)
Nonperforming loans sold	—	—	—	—	(2)
Other, principally payments	(1,624)	(3,019)	(2,255)	(2,145)	(1,435)

Core business activity, end of period	13,715	12,293	17,720	16,200	14,183

PORTFOLIO MANAGEMENT ACTIVITY (a)
Portfolio management activity, beginning of period	695	35	57	99	121
Transfers to loans held for sale, net
Performing loans	96	602	12	16	50
Nonperforming loans	25	125	—	5	6
Lower of cost or market value adjustments	—	—	1	—	—
Performing loans sold	(295)	(12)	(21)	(43)	(60)
Nonperforming loans sold	(6)	—	(6)	(8)	(8)
Allowance for loan losses related to loans transferred to loans held for sale	(5)	(51)	—	(1)	(7)
Other, principally payments	(52)	(4)	(8)	(11)	(3)

Portfolio management activity, end of period	458	695	35	57	99

Balance, end of period (c)	$14,173	12,988	17,755	16,257	14,282

(a) Core business activity means we originate loans with the intent to sell them to third parties, and portfolio management activity means we look for market opportunities to reduce risk in the loan portfolio by transferring loans to loans held for sale.

(b) The first quarter of 2005 has been reduced by a $5 million transfer from the allowance for loan losses related to installment loans.

(c) Nonperforming assets included in loans held for sale at March 31, 2005, and at December 31, September 30, June 30, and March 31, 2004, were $159 million, $157 million, $57 million, $68 million and $67 million, respectively.

Table 11

ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES (a)
Balance, beginning of period	$2,757	2,324	2,331	2,338	2,348
Provision for credit losses	33	95	63	73	59
Provision for credit losses relating to loans transferred to loans held for sale or sold	1	(6)	(8)	(9)	(8)
Balance of acquired entities at purchase date	—	510	—	—	—
Allowance relating to loans acquired, transferred to loans held for sale or sold	(13)	(51)	3	(3)	(9)
Net charge-offs	(46)	(115)	(65)	(68)	(52)

Balance, end of period	$2,732	2,757	2,324	2,331	2,338

as a % of loans, net	1.20%	1.23	1.33	1.35	1.40

as a % of nonaccrual and restructured loans (b)	300%	289	291	270	242

as a % of nonperforming assets (b)	262%	251	258	241	218

LOAN LOSSES
Commercial, financial and agricultural	$26	82	50	41	48
Commercial real estate — construction and mortgage	1	4	3	1	1
Consumer	67	74	70	66	86

Total loan losses	94	160	123	108	135

LOAN RECOVERIES
Commercial, financial and agricultural	26	27	41	23	57
Commercial real estate — construction and mortgage	—	—	1	—	2
Consumer	22	18	16	17	24

Total loan recoveries	48	45	58	40	83

Net charge-offs	$46	115	65	68	52

Commercial loan net charge-offs as % of average commercial loans, net (c)	—%	0.20	0.05	0.08	(0.05)
Consumer loan net charge-offs as % of average consumer loans, net (c)	0.19	0.28	0.30	0.28	0.36
Total net charge-offs as % of average loans, net (c)	0.08%	0.23	0.15	0.17	0.13

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$527	585	534	610	700
Commercial real estate — construction and mortgage	131	127	42	33	47
Consumer real estate secured	239	230	211	207	199
Installment loans	13	13	11	13	22

Total nonaccrual loans	910	955	798	863	968
Foreclosed properties (d)	132	145	101	104	103

Total nonperforming assets	$1,042	1,100	899	967	1,071

Nonperforming loans included in loans held for sale (e)	$159	157	57	68	67
Nonperforming assets included in loans and in loans held for sale	$1,201	1,257	956	1,035	1,138

as % of loans, net, and foreclosed properties (b)	0.46%	0.49	0.51	0.56	0.64

as % of loans, net, foreclosed properties and loans held for sale (e)	0.50%	0.53	0.50	0.55	0.63

Accruing loans past due 90 days	$510	522	428	419	328

(a)	See Table 12 for information related to the reserve for unfunded lending commitments.

(b)	These ratios do not include nonperforming loans included in loans held for sale.

(c)	Annualized.

(d)	Restructured loans are not significant.

(e) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 12

RESERVE FOR UNFUNDED LENDING COMMITMENTS

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

RESERVE FOR UNFUNDED LENDING COMMITMENTS
Balance, beginning of period	$154	134	146	149	156
Provision for credit losses	2	20	(12)	(3)	(7)

Balance, end of period	$156	154	134	146	149

Table 13

NONACCRUAL LOAN ACTIVITY (a)

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$955	798	863	968	1,035

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	712	576	643	747	819
Balance of acquired entities at purchase date	—	321	—	—	—

New nonaccrual loans and advances	210	149	143	100	183
Gross charge-offs	(27)	(86)	(53)	(42)	(49)
Transfers to loans held for sale	(25)	(121)	—	(6)	(7)
Transfers to other real estate owned	—	—	(1)	(2)	—
Sales	(46)	(24)	(19)	(19)	(73)
Other, principally payments	(166)	(103)	(137)	(135)	(126)

Net commercial nonaccrual loan activity	(54)	(185)	(67)	(104)	(72)

Commercial nonaccrual loans, end of period	658	712	576	643	747

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	243	222	220	221	216
Balance of acquired entities at purchase date	—	21	—	—	—

New nonaccrual loans, advances and other, net	9	4	2	(1)	5
Transfers to loans held for sale	—	(4)	—	—	—

Net consumer nonaccrual loan activity	9	—	2	(1)	5

Consumer nonaccrual loans, end of period	252	243	222	220	221

Balance, end of period	$910	955	798	863	968

(a)	Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 14

GOODWILL AND OTHER INTANGIBLE ASSETS

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill	$21,635	21,526	11,481	11,481	11,233
Deposit base	951	1,048	484	568	659
Customer relationships	387	443	372	387	401
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$23,063	23,107	12,427	12,526	12,383

	Three Months Ended March 31, 2005
	Employee	Occupancy
	Termination	and
(In millions)	Benefits	Equipment	Other	Total

ACTIVITY IN THE EXIT COST PURCHASE ACCOUNTING ADJUSTMENT ACCRUAL
Wachovia/SouthTrust — November 1, 2004
Balance, December 31, 2004	$167	—	4	171
Purchase accounting adjustments	34	48	11	93
Cash payments	(24)	(2)	(5)	(31)
Noncash write-downs	—	(3)	—	(3)

Balance, March 31, 2005	$177	43	10	230

	Three Months Ended March 31, 2005
	Employee	Occupancy
	Termination	and
(In millions)	Benefits	Equipment	Other	Total

ACTIVITY IN THE EXIT COST PURCHASE ACCOUNTING ADJUSTMENT ACCRUAL
Wachovia Securities retail brokerage — July 1, 2003
Balance, December 31, 2004	$88	228	5	321
Cash payments	(46)	(101)	(1)	(148)
Noncash write-downs	—	(52)	—	(52)

Balance, March 31, 2005	$42	75	4	121

Table 15

DEPOSITS

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$61,626	64,197	52,524	51,613	49,018
Savings and NOW accounts	81,485	83,678	73,477	71,696	68,858
Money market accounts	93,840	91,184	84,075	78,658	73,170
Other consumer time	36,932	35,529	27,239	26,237	26,908

Total core deposits	273,883	274,588	237,315	228,204	217,954
OTHER DEPOSITS
Foreign	13,293	9,881	7,917	7,412	6,709
Other time	10,481	10,584	7,749	7,764	7,675

Total deposits	$297,657	295,053	252,981	243,380	232,338

Table 16

TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

March 31, 2005
(In millions)

MATURITY OF
3 months or less	$4,848
Over 3 months through 6 months	2,188
Over 6 months through 12 months	1,991
Over 12 months	5,946

Total time deposits in amounts of $100,000 or more	$14,973

Table 17

LONG-TERM DEBT

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY
Notes
3.50% to 7.70%, due 2005 to 2020	$6,825	7,275	6,657	7,007	8,015
Floating rate, due 2006 to 2012	6,749	6,400	4,400	990	990
Equity-linked, due 2005 to 2010	107	73	59	35	35
Floating rate extendible, due 2005	10	10	10	10	10
Subordinated notes
6.30%, Putable/Callable, due 2028	200	200	200	200	200
6.605%, due 2025	250	250	250	250	250
4.875% to 7.50%, due 2005 to 2014	5,994	6,000	5,973	4,479	4,478
8.00%	—	—	—	149	149
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	172	412	538	385	847

Total notes and debentures issued by the Parent Company	21,102	21,415	18,882	14,300	15,769

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040	5,238	5,124	4,124	4,294	5,436
Subordinated notes
Bank, 3.13% to 7.875%, due 2006 to 2036	6,849	5,174	3,350	3,350	3,351
Floating rate, due 2013	417	417	417	417	417
7.80% to 7.95%, due 2006 to 2007	250	249	249	249	248
6.75%, due 2006	200	375	375	375	375

Total notes issued by subsidiaries	12,954	11,339	8,515	8,685	9,827

OTHER DEBT
Junior subordinated debentures, floating rate, due 2026 to 2029	3,106	3,106	3,106	3,106	3,106
Collateralized notes, floating rate, due 2006 to 2007	4,420	4,420	4,420	4,420	4,420
Advances from the Federal Home Loan Bank	5,001	5,001	5,001	5,001	5,001
Preferred units issued by subsidiaries	102	57	57	57	57
Capitalized leases	743	748	750	753	757
Mortgage notes and other debt of subsidiaries	483	483	460	568	10
Hedge-related basis adjustments	21	190	253	132	405

Total other debt	13,876	14,005	14,047	14,037	13,756

Total long-term debt	$47,932	46,759	41,444	37,022	39,352

Table 18

CHANGES IN STOCKHOLDERS’ EQUITY

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$47,317	33,897	32,646	33,337	32,428

Comprehensive income
Net income	1,621	1,448	1,263	1,252	1,251
Minimum pension liability	—	(65)	—	—	—
Net unrealized gain (loss) on debt and equity securities	(786)	(132)	744	(1,342)	485
Net unrealized gain (loss) on derivative financial instruments	(22)	(72)	(221)	99	(110)

Total comprehensive income	813	1,179	1,786	9	1,626
Purchases of common stock	(1,099)	(1,334)	(289)	(347)	(387)
Common stock issued for
Stock options and restricted stock	292	315	192	198	270
Acquisitions	—	14,000	—	—	—
Deferred income taxes on subsidiary stock	—	(87)	—	—	—
Deferred compensation, net	(129)	82	84	(27)	(75)
Cash dividends on common shares	(727)	(735)	(522)	(524)	(525)

Balance, end of period	$46,467	47,317	33,897	32,646	33,337

Table 19

CAPITAL RATIOS

	2005	2004
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$28,519	28,583	25,514	24,747	24,389
Total capital	41,093	39,633	34,342	32,623	32,484
Adjusted risk-weighted assets	360,516	356,766	306,040	296,041	285,691
Adjusted leverage ratio assets	$475,845	448,205	410,790	397,514	385,192
Ratios
Tier 1 capital	7.91%	8.01	8.34	8.36	8.54
Total capital	11.40	11.11	11.22	11.02	11.37
Leverage	5.99	6.38	6.21	6.23	6.33
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	9.17	9.59	7.76	7.80	8.11
Average	9.44%	9.03	7.83	7.91	8.21

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	8.02%	7.86	7.93	7.83	7.81
Wachovia Bank of Delaware, National Association	15.13	15.76	17.48	15.01	15.25
Total capital
Wachovia Bank, National Association	11.96	11.52	11.52	11.67	11.79
Wachovia Bank of Delaware, National Association	17.58	18.28	20.07	17.56	17.94
Leverage
Wachovia Bank, National Association	6.33	6.15	6.08	6.00	6.06
Wachovia Bank of Delaware, National Association	13.25%	12.18	10.15	9.69	10.30

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES

	FIRST QUARTER 2005			FOURTH QUARTER 2004
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$2,484	16	2.62%	$3,909	18	1.85%
Federal funds sold and securities purchased under resale agreements	24,272	153	2.55	24,722	123	1.99
Trading account assets (a)	35,147	402	4.59	36,517	411	4.49
Securities (a)	114,961	1,477	5.15	103,879	1,297	5.00
Loans (a) (b)
Commercial
Commercial, financial and agricultural	76,651	960	5.08	69,394	836	4.79
Real estate — construction and other	12,608	156	5.01	10,537	120	4.53
Real estate — mortgage	20,739	271	5.31	19,035	237	4.95
Lease financing	10,513	182	6.94	10,185	180	7.07
Foreign	7,192	58	3.28	7,448	58	3.10

Total commercial	127,703	1,627	5.16	116,599	1,431	4.88

Consumer
Real estate secured	74,658	1,037	5.57	62,083	853	5.49
Student loans	11,003	120	4.41	10,560	107	4.04
Installment loans	7,811	122	6.31	7,285	111	6.12

Total consumer	93,472	1,279	5.49	79,928	1,071	5.35

Total loans	221,175	2,906	5.30	196,527	2,502	5.08

Loans held for sale	12,869	166	5.19	21,405	261	4.89
Other earning assets	10,139	115	4.58	10,531	104	3.89

Total earning assets excluding derivatives	421,047	5,235	5.00	397,490	4,716	4.74
Risk management derivatives (c)	—	279	0.27	—	313	0.31

Total earning assets including derivatives	421,047	5,514	5.27	397,490	5,029	5.05

Cash and due from banks	12,661			11,870
Other assets	66,778			63,071

Total assets	$500,486			$472,431

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	81,071	161	0.81	79,476	128	0.64
Money market accounts	93,477	357	1.55	90,382	271	1.19
Other consumer time	36,005	239	2.70	32,540	212	2.58
Foreign	10,996	61	2.26	9,486	46	1.92
Other time	12,583	83	2.67	9,938	56	2.31

Total interest-bearing deposits	234,132	901	1.56	221,822	713	1.28
Federal funds purchased and securities sold under repurchase agreements	51,395	312	2.46	47,264	233	1.96
Commercial paper	13,553	82	2.45	11,840	58	1.94
Securities sold short	12,681	102	3.25	12,694	102	3.18
Other short-term borrowings	6,370	26	1.63	5,859	19	1.33
Long-term debt	47,385	493	4.17	44,010	443	4.02

Total interest-bearing liabilities excluding derivatives	365,516	1,916	2.12	343,489	1,568	1.82
Risk management derivatives (c)	—	124	0.14	—	104	0.12

Total interest-bearing liabilities including derivatives	365,516	2,040	2.26	343,489	1,672	1.94

Noninterest-bearing deposits	60,542			58,229
Other liabilities	27,197			28,069
Stockholders’ equity	47,231			42,644

Total liabilities and stockholders’ equity	$500,486			$472,431

Interest income and rate earned — including derivatives		$5,514	5.27%		$5,029	5.05%
Interest expense and equivalent rate paid — including derivatives		2,040	1.96		1,672	1.68

Net interest income and margin — including derivatives		$3,474	3.31%		$3,357	3.37%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

THIRD QUARTER 2004			SECOND QUARTER 2004			FIRST QUARTER 2004
		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$3,153	12	1.52%	$4,015	11	1.13%	$3,237	10	1.18%

26,419	96	1.44	23,800	62	1.05	24,806	61	0.99
32,052	348	4.34	26,135	260	3.98	20,956	220	4.21
101,493	1,237	4.88	100,209	1,196	4.77	98,222	1,221	4.97

58,278	642	4.40	56,648	599	4.25	55,476	576	4.18
6,683	67	4.02	6,309	56	3.56	6,022	53	3.52
14,877	170	4.54	15,029	158	4.21	15,241	160	4.23
9,692	178	7.33	7,011	180	10.28	6,945	183	10.52
7,330	47	2.51	7,110	41	2.32	6,684	41	2.49

96,860	1,104	4.54	92,107	1,034	4.51	90,368	1,013	4.50

54,288	732	5.38	52,389	691	5.29	50,879	705	5.55
10,145	97	3.80	9,941	90	3.63	8,908	78	3.53
7,259	107	5.86	9,205	126	5.48	9,026	130	5.80

71,692	936	5.21	71,535	907	5.08	68,813	913	5.32

168,552	2,040	4.83	163,642	1,941	4.76	159,181	1,926	4.86

17,119	186	4.34	15,603	161	4.12	12,759	131	4.12
11,121	96	3.43	11,443	82	2.91	11,159	84	3.02

359,909	4,015	4.45	344,847	3,713	4.32	330,320	3,653	4.43
—	349	0.39	—	371	0.43	—	408	0.50

359,909	4,364	4.84	344,847	4,084	4.75	330,320	4,061	4.93

11,159			11,254			10,957
53,331			54,973			57,411

$424,399			$411,074			$398,688

73,171	93	0.51	70,205	78	0.45	65,366	70	0.43
81,525	197	0.96	76,850	172	0.90	69,208	154	0.90
26,860	180	2.68	26,288	176	2.69	27,496	189	2.76
7,453	27	1.42	7,110	20	1.14	7,673	22	1.17
7,803	39	1.98	7,773	34	1.76	7,676	34	1.75

196,812	536	1.08	188,226	480	1.03	177,419	469	1.06

47,052	164	1.39	46,620	116	1.00	48,353	124	1.03
12,065	43	1.42	12,382	32	1.04	11,852	30	1.01
12,388	96	3.09	10,571	73	2.78	8,412	47	2.25
6,042	15	0.91	6,013	11	0.80	6,436	10	0.59
39,951	404	4.05	37,840	378	3.99	37,269	364	3.91

314,310	1,258	1.60	301,652	1,090	1.45	289,741	1,044	1.45
—	78	0.09	—	91	0.12	—	94	0.13

314,310	1,336	1.69	301,652	1,181	1.57	289,741	1,138	1.58

51,433			50,466			46,603
25,410			26,460			29,607
33,246			32,496			32,737

$424,399			$411,074			$398,688

	$4,364	4.84%		$4,084	4.75%		$4,061	4.93%

	1,336	1.48		1,181	1.38		1,138	1.38

	$3,028	3.36%		$2,903	3.37%		$2,923	3.55%

(c) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2005	2004
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$12,043	11,714	10,355	10,701	10,564
Interest-bearing bank balances	1,285	4,441	7,664	2,059	5,881
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $11,188 at March 31, 2005, $4,431 repledged)	24,899	22,436	30,629	21,970	23,845

Total cash and cash equivalents	38,227	38,591	48,648	34,730	40,290

Trading account assets	47,149	45,932	45,129	39,659	36,893
Securities	116,731	110,597	102,157	102,934	104,203
Loans, net of unearned income	227,266	223,840	174,504	172,917	167,303
Allowance for loan losses	(2,732)	(2,757)	(2,324)	(2,331)	(2,338)

Loans, net	224,534	221,083	172,180	170,586	164,965

Loans held for sale	14,173	12,988	17,755	16,257	14,282
Premises and equipment	5,260	5,268	4,150	4,522	4,620
Due from customers on acceptances	826	718	563	703	605
Goodwill	21,635	21,526	11,481	11,481	11,233
Other intangible assets	1,428	1,581	946	1,045	1,150
Other assets	36,870	35,040	33,689	36,524	32,899

Total assets	$506,833	493,324	436,698	418,441	411,140

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	61,626	64,197	52,524	51,613	49,018
Interest-bearing deposits	236,031	230,856	200,457	191,767	183,320

Total deposits	297,657	295,053	252,981	243,380	232,338
Short-term borrowings	73,401	63,406	67,589	66,360	65,452
Bank acceptances outstanding	866	755	570	708	613
Trading account liabilities	22,418	21,709	22,704	20,327	21,956
Other liabilities	15,281	15,507	14,838	15,321	15,564
Long-term debt	47,932	46,759	41,444	37,022	39,352

Total liabilities	457,555	443,189	400,126	383,118	375,275

Minority interest in net assets of consolidated subsidiaries	2,811	2,818	2,675	2,677	2,528

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2005	—	—	—	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.576 billion shares at March 31, 2005	5,255	5,294	4,359	4,365	4,372
Paid-in capital	30,976	31,120	18,095	17,920	17,869
Retained earnings	10,319	10,178	10,449	9,890	9,382
Accumulated other comprehensive income, net	(83)	725	994	471	1,714

Total stockholders’ equity	46,467	47,317	33,897	32,646	33,337

Total liabilities and stockholders’ equity	$506,833	493,324	436,698	418,441	411,140

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2005	2004
	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$3,174	2,814	2,393	2,316	2,335
Interest and dividends on securities	1,426	1,232	1,156	1,110	1,141
Trading account interest	378	388	325	237	197
Other interest income	475	535	427	356	326

Total interest income	5,453	4,969	4,301	4,019	3,999

INTEREST EXPENSE
Interest on deposits	1,050	860	691	654	648
Interest on short-term borrowings	601	492	396	316	299
Interest on long-term debt	389	320	249	211	191

Total interest expense	2,040	1,672	1,336	1,181	1,138

Net interest income	3,413	3,297	2,965	2,838	2,861
Provision for credit losses	36	109	43	61	44

Net interest income after provision for credit losses	3,377	3,188	2,922	2,777	2,817

FEE AND OTHER INCOME
Service charges	513	519	499	489	471
Other banking fees	351	343	313	301	269
Commissions	599	620	568	657	756
Fiduciary and asset management fees	714	700	668	700	704
Advisory, underwriting and other investment banking fees	233	271	237	203	200
Trading account profits (losses)	99	(16)	(60)	34	77
Principal investing	59	7	201	15	38
Securities gains (losses)	(2)	23	(71)	36	2
Other income	429	337	246	172	250

Total fee and other income	2,995	2,804	2,601	2,607	2,767

NONINTEREST EXPENSE
Salaries and employee benefits	2,401	2,239	2,118	2,164	2,182
Occupancy	250	260	234	224	229
Equipment	265	272	268	253	259
Advertising	44	51	46	48	48
Communications and supplies	162	163	149	157	151
Professional and consulting fees	127	179	134	126	109
Other intangible amortization	115	113	99	107	112
Merger-related and restructuring expenses	61	116	127	102	99
Sundry expense	447	441	496	314	477

Total noninterest expense	3,872	3,834	3,671	3,495	3,666

Minority interest in income of consolidated subsidiaries	64	54	28	45	57

Income before income taxes	2,436	2,104	1,824	1,844	1,861
Income taxes	815	656	561	592	610

Net income	$1,621	1,448	1,263	1,252	1,251

PER COMMON SHARE DATA
Basic earnings	$1.03	0.97	0.97	0.96	0.96
Diluted earnings	1.01	0.95	0.96	0.95	0.94
Cash dividends	$0.46	0.46	0.40	0.40	0.40
AVERAGE COMMON SHARES
Basic	1,571	1,487	1,296	1,300	1,302
Diluted	1,603	1,518	1,316	1,320	1,326

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31,	December 31,
(In millions, except per share data)	2005	2004

ASSETS
Cash and due from banks	$12,043	11,714
Interest-bearing bank balances	1,285	4,441
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $11,188 at March 31, 2005, $4,431 repledged)	24,899	22,436

Total cash and cash equivalents	38,227	38,591

Trading account assets	47,149	45,932
Securities	116,731	110,597
Loans, net of unearned income	227,266	223,840
Allowance for loan losses	(2,732)	(2,757)

Loans, net	224,534	221,083

Loans held for sale	14,173	12,988
Premises and equipment	5,260	5,268
Due from customers on acceptances	826	718
Goodwill	21,635	21,526
Other intangible assets	1,428	1,581
Other assets	36,870	35,040

Total assets	$506,833	493,324

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	61,626	64,197
Interest-bearing deposits	236,031	230,856

Total deposits	297,657	295,053
Short-term borrowings	73,401	63,406
Bank acceptances outstanding	866	755
Trading account liabilities	22,418	21,709
Other liabilities	15,281	15,507
Long-term debt	47,932	46,759

Total liabilities	457,555	443,189

Minority interest in net assets of consolidated subsidiaries	2,811	2,818

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2005	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.576 billion shares at March 31, 2005	5,255	5,294
Paid-in capital	30,976	31,120
Retained earnings	10,319	10,178
Accumulated other comprehensive income, net	(83)	725

Total stockholders’ equity	46,467	47,317

Total liabilities and stockholders’ equity	$506,833	493,324

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended
	March 31,
(In millions, except per share data)	2005	2004

INTEREST INCOME
Interest and fees on loans	$3,174	2,335
Interest and dividends on securities	1,426	1,141
Trading account interest	378	197
Other interest income	475	326

Total interest income	5,453	3,999

INTEREST EXPENSE
Interest on deposits	1,050	648
Interest on short-term borrowings	601	299
Interest on long-term debt	389	191

Total interest expense	2,040	1,138

Net interest income	3,413	2,861
Provision for credit losses	36	44

Net interest income after provision for credit losses	3,377	2,817

FEE AND OTHER INCOME
Service charges	513	471
Other banking fees	351	269
Commissions	599	756
Fiduciary and asset management fees	714	704
Advisory, underwriting and other investment banking fees	233	200
Trading account profits	99	77
Principal investing	59	38
Securities gains (losses)	(2)	2
Other income	429	250

Total fee and other income	2,995	2,767

NONINTEREST EXPENSE
Salaries and employee benefits	2,401	2,182
Occupancy	250	229
Equipment	265	259
Advertising	44	48
Communications and supplies	162	151
Professional and consulting fees	127	109
Other intangible amortization	115	112
Merger-related and restructuring expenses	61	99
Sundry expense	447	477

Total noninterest expense	3,872	3,666

Minority interest in income of consolidated subsidiaries	64	57

Income before income taxes	2,436	1,861
Income taxes	815	610

Net income	$1,621	1,251

PER COMMON SHARE DATA
Basic earnings	$1.03	0.96
Diluted earnings	1.01	0.94
Cash dividends	$0.46	0.40
AVERAGE COMMON SHARES
Basic	1,571	1,302
Diluted	1,603	1,326

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31,
(In millions)	2005	2004

OPERATING ACTIVITIES
Net income	$1,621	1,251
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	54	45
Provision for credit losses	36	44
Securitization transactions	(18)	(21)
Gain on sale of mortgage servicing rights	(6)	(16)
Securities transactions	2	(2)
Depreciation and other amortization	367	353
Trading account assets, net	(1,217)	(2,179)
Mortgage loans held for resale	136	(211)
Loss on sales of premises and equipment	52	9
Loans held for sale, net	(738)	(1,657)
Other assets, net	360	749
Trading account liabilities, net	709	2,772
Other liabilities, net	(427)	(1,360)

Net cash provided (used) by operating activities	931	(223)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	12,397	13,740
Maturities of securities	9,960	7,459
Purchases of securities	(29,800)	(24,218)
Origination of loans, net	(4,052)	(1,736)
Sales of premises and equipment	21	8
Purchases of premises and equipment	(237)	(189)
Goodwill and other intangible assets	(71)	(103)
Purchase of bank-owned separate account life insurance	(1,538)	(65)

Net cash used by investing activities	(13,320)	(5,104)

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Increase in deposits, net	2,604	11,113
Securities sold under repurchase agreements and other short-term borrowings, net	9,995	(5,838)
Issuances of long-term debt	2,841	2,683
Payments of long-term debt	(1,668)	(61)
Issuances of common stock, net	79	120
Purchases of common stock	(1,099)	(387)
Cash dividends paid	(727)	(525)

Net cash provided by financing activities	12,025	7,105

Increase (decrease) in cash and cash equivalents	(364)	1,778
Cash and cash equivalents, beginning of year	38,591	38,512

Cash and cash equivalents, end of period	$38,227	40,290

NONCASH ITEMS
Transfer to loans held for sale from loans, net	$583	(36)

WACHOVIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

GENERAL

     Wachovia Corporation and subsidiaries (together the “Company”) is a diversified financial services company whose operations are principally domestic.

     The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, the unaudited condensed consolidated financial statements do not include all the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The unaudited condensed consolidated financial statements of the Company include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial statements for all periods presented. The financial position and result of operations as of and for the three months ended March 31, 2005, are not necessarily indicative of the results of operations that may be expected in the future. Please refer to the Company’s 2004 Annual Report on Form 10-K for additional information related to the Company’s audited consolidated financial statements for the three years ended December 31, 2004, including the related notes to consolidated financial statements.

BUSINESS COMBINATIONS

     On June 21, 2004, the Company announced the signing of a definitive merger agreement with SouthTrust Corporation (“SouthTrust”), and the merger was completed on November 1, 2004. The terms of this transaction called for the Company to exchange 0.89 shares of its common stock for each share of SouthTrust common stock. Based on the Company’s average of the closing prices for a period beginning two trading days before the announcement of the merger and ending two days after the merger announcement of $45.86, the transaction is valued at $14.0 billion and represents an exchange value of $40.82 for each share of SouthTrust common stock.

STOCK-BASED COMPENSATION

     In 2002, the Company adopted the fair value method of accounting for stock options. Certain awards made prior to January 1, 2002, continued to be accounted for using the intrinsic value method through their required service period which ended in 2004.

     The effect on net income available to common stockholders and earnings per share as if the fair value method had been applied to all outstanding and unvested awards for the three months ended March 31, 2005 and 2004, is presented below.

	Three Months Ended
	March 31,
(In millions, except per share data)	2005	2004

Net income available to common stockholders, as reported	$1,621	1,251
Add stock-based employee compensation expense included in reported net income, net of income taxes	22	18
Deduct total stock-based employee compensation expense determined under the fair value method for all awards, net of income taxes	(22)	(35)

Pro forma net income available to common stockholders	$1,621	1,234

PER COMMON SHARE DATA
Basic — as reported	$1.03	0.96
Basic — pro forma	1.03	0.95
Diluted — as reported	1.01	0.94
Diluted — pro forma	$1.01	0.93

PERSONNEL EXPENSE AND RETIREMENT BENEFITS

     The components of the retirement benefit costs included in salaries and employee benefits for the three months ended March 31, 2005 and 2004, are presented below.

					Other Postretirement
	Qualified Pension		Nonqualified Pension		Benefits
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
(In millions)	2005	2004	2005	2004	2005	2004

RETIREMENT BENEFIT COSTS
Service cost	$45	39	1	1	1	1
Interest cost	61	58	7	5	13	14
Expected return on plan assets	(102)	(93)	—	—	(1)	(1)
Amortization of prior service cost	(7)	(7)	—	—	(2)	(2)
Amortization of actuarial losses	22	20	2	2	2	3

Net retirement benefit costs	$19	17	10	8	13	15

     In April 2005, the Company contributed $330 million to the Qualified Pension. The Company does not expect to make any additional contributions to the Qualified Pension during the year. Additionally, the Company’s practice is to contribute annually to each of the Nonqualified Pension and Other Postretirement Benefits an amount equal to the benefit payments made during the year less any retiree contributions received during the year.

RECLASSIFICATIONS

     Certain amounts in 2004 were reclassified to conform with the presentation in 2005. These reclassifications had no effect on the Company’s previously reported consolidated financial position or results of operations.

NOTE 2: SECURITIES

	March 31, 2005
									Average
	1 Year	1-5	5-10	After 10		Gross Unrealized		Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$794	47	137	40	1,018	—	4	1,022	2.45
Mortgage-backed securities, principally obligations of U.S. Government agencies	143	18,302	55,220	13	73,678	260	737	74,155	6.03
Asset-backed
Residual interests from securitizations	36	358	417	—	811	235	8	584	4.68
Retained bonds from securitizations	346	2,663	127	—	3,136	33	3	3,106	3.70
Collateralized mortgage obligations	203	2,890	1,624	117	4,834	26	36	4,844	4.65
Commercial mortgage-backed	8	4,347	4,057	—	8,412	346	35	8,101	5.55
Other	4,276	430	54	25	4,785	10	1	4,776	0.75
State, county and municipal	90	372	517	2,711	3,690	216	4	3,478	16.38
Sundry	185	9,584	3,150	3,448	16,367	246	35	16,156	7.00

Total market value	$6,081	38,993	65,303	6,354	116,731	1,372	863	116,222	6.05

MARKET VALUE
Debt securities	$6,081	38,993	65,303	4,494	114,871	1,336	855	114,390
Equity securities	—	—	—	1,860	1,860	36	8	1,832

Total market value	$6,081	38,993	65,303	6,354	116,731	1,372	863	116,222

AMORTIZED COST
Debt securities	$6,038	38,544	65,442	4,366	114,390
Equity securities	—	—	—	1,832	1,832

Total amortized cost	$6,038	38,544	65,442	6,198	116,222

WEIGHTED AVERAGE YIELD
U.S. Treasury	2.90%	2.81	4.32	4.95	3.17
Mortgage-backed securities, principally obligations of U.S. Government agencies	6.60	4.61	5.11	5.22	4.99
Asset-backed
Residual interests from securitizations	3.33	13.61	23.25	—	17.32
Retained bonds from securitizations	7.39	3.62	7.42	—	4.18
Collateralized mortgage obligations	5.52	4.53	4.85	5.04	4.69
Commercial mortgage-backed	3.77	6.50	5.21	—	5.86
Other	3.63	9.68	4.30	10.56	4.21
State, county and municipal	8.81	9.41	8.38	7.17	7.59
Sundry	4.45	4.55	4.33	5.67	4.74
Consolidated	3.98%	4.89	5.16	6.30	5.07

     At March 31, 2005, all securities were classified as available for sale.

     Included in mortgage-backed securities are U.S. Government agency and Government-sponsored entity securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and market value of $1.8 billion and $1.8 billion at March 31, 2005, respectively.

     Included in asset-backed securities are retained bonds primarily from the securitization of prime equity lines, residential mortgage, commercial real estate, SBA and student loans. At March 31, 2005, retained bonds with an amortized cost of $3.1 billion and a market value of $3.1 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $2.4 billion and $2.4 billion at March 31, 2005, respectively, had an external credit rating of AA and above.

     Securities with an aggregate amortized cost of $57.6 billion at March 31, 2005, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.

     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.

     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.

     At March 31, 2005, there were forward commitments to purchase securities at a cost that approximates a market value of $4.0 billion. At March 31, 2005, there were commitments to sell securities at a cost that approximates a market value of $3.5 billion.

     Gross gains and losses realized on the sale of debt securities in the three months ended March 31, 2005, were $91 million and $102 million (including $5 million of impairment losses), respectively, and gross gains and losses realized on the sale of equity securities were $12 million and $3 million, respectively.

NOTE 3: COMPREHENSIVE INCOME

     Comprehensive income is defined as the change in equity from all transactions other than those with stockholders, and it includes net income and other comprehensive income. Comprehensive income for the three months ended March 31, 2005 and 2004, is presented below.

	Three Months Ended
	March 31,
(In millions)	2005	2004

COMPREHENSIVE INCOME
Net income	$1,621	1,251
OTHER COMPREHENSIVE INCOME
Net unrealized holding gain (loss) on securities	(786)	485
Net unrealized loss on cash flow hedge derivatives	(22)	(110)

Total comprehensive income	$813	1,626

NOTE 4: BUSINESS SEGMENTS (a)

     Business segment earnings are presented excluding merger-related and restructuring expenses, other intangible amortization, minority interest income in consolidated subsidiaries, and the change in accounting principle. The Company believes that while these items apply to overall corporate operations, they are not meaningful to understanding or evaluating the performance of the Company’s individual business segments. The Company does not take these items into account as it manages business segment operations or allocates capital, and therefore, the Company’s GAAP segment presentation excludes these items. Also, for segment reporting purposes, net interest income reflects tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources.

     Business segment earnings are the primary measure of segment profit or loss that the Company uses to assess segment performance and to allocate resources. Economic profit, risk-adjusted return on capital (“RAROC”) and efficiency ratios are additional metrics, all of which are based on and calculated directly from segment earnings, that assist management in evaluating segment results. Please refer to the Company’s 2004 Annual Report, including pages 26 through 32 and pages 104 through 106, for additional information related to business segments and performance metrics.

     The Company continuously updates segment information for changes that occur in the management of the Company’s businesses. In the first quarter of 2005, the Company transferred certain insurance business lines to Wealth Management from Capital Management and have updated information for 2004 to reflect this change. The impact of this and other changes to previously reported segment earnings for full year 2004 was a $17 million increase in the General Bank, a $4 million decrease in Capital Management, a $2 million increase in Wealth Management, a $43 million decrease in the Corporate and Investment Bank, and a $28 million increase in the Parent.

	Three Months Ended March 31, 2005
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (c)	Total

CONSOLIDATED
Net interest income (b)	$2,373	155	136	589	221	(61)	3,413
Fee and other income	684	1,189	146	979	(3)	—	2,995
Intersegment revenue	43	(12)	2	(34)	1	—	—

Total revenue (b)	3,100	1,332	284	1,534	219	(61)	6,408
Provision for credit losses	57	—	(1)	(3)	(17)	—	36
Noninterest expense	1,547	1,086	190	733	255	61	3,872
Minority interest	—	—	—	—	74	(10)	64
Income taxes (benefits)	539	90	35	271	(100)	(20)	815
Tax-equivalent adjustment	10	—	—	28	23	(61)	—

Net income (loss)	$947	156	60	505	(16)	(31)	1,621

Economic profit	$704	117	43	342	(26)	—	1,180
Risk adjusted return on capital	51.55%	44.78	47.33	37.98	6.59	—	40.05
Economic capital, average	$7,046	1,408	478	5,135	2,409	—	16,476
Cash overhead efficiency ratio (b)	49.91%	81.55	67.01	47.80	63.82	—	57.15
Lending commitments	$96,559	148	4,862	84,495	398	—	186,462
Average loans, net	159,328	624	12,824	36,919	11,480	—	221,175
Average core deposits	$203,316	31,666	12,433	20,577	3,103	—	271,095
FTE employees	42,313	18,846	3,878	4,623	24,009	—	93,669

	Three Months Ended March 31, 2004
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (c)	Total

CONSOLIDATED
Net interest income (b)	$1,860	119	110	583	251	(62)	2,861
Fee and other income	570	1,343	148	741	(35)	—	2,767
Intersegment revenue	38	(13)	1	(27)	1	—	—

Total revenue (b)	2,468	1,449	259	1,297	217	(62)	5,628
Provision for credit losses	68	—	—	(26)	2	—	44
Noninterest expense	1,325	1,219	187	619	217	99	3,666
Minority interest	—	—	—	—	79	(22)	57
Income taxes (benefits)	380	83	27	226	(77)	(29)	610
Tax-equivalent adjustment	10	—	—	32	20	(62)	—

Net income (loss)	$685	147	45	446	(24)	(48)	1,251

Economic profit	$502	108	28	278	(22)	—	894
Risk adjusted return on capital	49.32%	40.88	35.46	35.77	6.97	—	36.75
Economic capital, average	$5,272	1,447	459	4,521	2,257	—	13,956
Cash overhead efficiency ratio (b)	53.71%	84.07	72.55	47.71	47.73	—	60.70
Lending commitments	$69,977	88	4,029	71,147	484	—	145,725
Average loans, net	118,198	340	10,205	29,392	1,046	—	159,181
Average core deposits	$161,781	18,348	10,620	15,987	1,937	—	208,673
FTE employees	34,464	19,909	3,764	4,352	22,971	—	85,460

(a) Certain amounts presented in periods prior to the first quarter of 2005 have been reclassified to conform to the presentation in the first quarter of 2005.

(b) Tax-equivalent.

(c) Tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

NOTE 5: BASIC AND DILUTED EARNINGS PER COMMON SHARE

     The calculation of basic and diluted earnings per common share for the three months ended March 31, 2005 and 2004, is presented below.

	Three Months Ended
	March 31,
(In millions, except per share data)	2005	2004

Income available to common stockholders	$1,621	1,251
Basic earnings per common share	1.03	0.96
Diluted earnings per common share	$1.01	0.94

Average common shares — basic	1,571	1,302
Common share equivalents, unvested restricted stock, incremental common shares from forward purchase contracts	32	24

Average common shares — diluted	1,603	1,326

NOTE 6: DERIVATIVES (a)

     Risk management derivative financial instruments for the three months ended March 31, 2005, are presented below.

	March 31, 2005
					In-	Average
	Notional	Gross Unrealized			effective-	Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)

ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps—receive fixed	$40,934	967	(414)	338	(1)	4.65
Interest rate swaps—pay fixed	1,369	—	(101)	(63)	—	5.36
Interest rate options	11,000	2	(24)	(14)	—	1.52
Forward purchase commitments	289	—	(1)	—	—	0.09
Futures	22,400	—	(7)	(4)	—	0.25
Fair value hedges (c)
Interest rate swaps—pay fixed	2,396	26	(11)	—	—	16.40
Forward sale commitments	937	9	—	—	(4)	0.05

Total asset hedges	$79,325	1,004	(558)	257	(5)	3.27

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps—pay fixed	$40,884	260	(506)	(153)	1	3.84
Interest rate options	41,950	55	(314)	(159)	—	3.01
Put options on Eurodollar futures	30,000	14	—	9	—	0.25
Futures	31,276	74	—	46	—	0.25
Fair value hedges (e)
Interest rate swaps—receive fixed	20,556	572	(196)	—	—	5.27
Interest rate options	4,925	—	(1)	—	—	0.38

Total liability hedges	$169,591	975	(1,017)	(257)	1	2.41

(a) Includes only derivative financial instruments related to interest rate risk management activities that have been designated and accounted for as accounting hedges. All other derivative financial instruments are classified as trading.

(b) Receive-fixed interest rate swaps with a notional amount of $40.9 billion, of which $2.0 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.4 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of available for sale securities. Net purchased option combinations including options on receive-fixed swaps, with a strike rate based on one-month or three-month LIBOR, have a notional amount of $11.0 billion and are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans. Forward purchase commitments of $289 million are designated as cash flow hedges of the variability of the consideration to be paid on the forecasted purchase loans. Eurodollar futures with a notional amount of $22.4 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans.

(c) Pay-fixed interest rate swaps with a notional amount of $2.4 billion and receive rates based on one-month LIBOR are designated as fair value hedges of available for sale securities. Forward sale commitments of $937 million are designated as fair value hedges of mortgage loans in the warehouse.

(d) Derivatives with a notional amount of $142.6 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy. Of this amount, $31.3 billion are Eurodollar futures, $30.0 billion are purchased put options on Eurodollar futures with a set strike rate, $40.8 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $5.3 billion are forward-starting, and $40.5 billion are net purchased options with a strike based on three-month LIBOR. Purchased options on pay-fixed swaps with a notional amount of $1.5 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of long-term debt.

(e) Receive-fixed interest rate swaps with a notional amount of $20.6 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily long-term debt. Purchased interest rate options with a notional amount of $4.9 billion are designated as fair value hedges of embedded interest rate options in long-term debt.

(f) Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(g) At March 31, 2005, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $345 million, net of income taxes. Of this net of tax amount, a $350,000 gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $345 million loss relates to terminated and/or redesignated derivatives. At March 31, 2005, $56 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 21.10 years.

(h) In the three months ended March 31, 2005, losses in the amount of $4 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income in the three months ended March 31, 2005, was increased by $4 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.

(i) Estimated maturity approximates average life.

     Expected maturities of risk management derivative financial instruments for the three months ended March 31, 2005, are presented below.

	March 31, 2005
	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps—receive fixed	$1,268	5,218	15,713	18,735	—	40,934
Notional amount — swaps—pay fixed	1	4	573	753	38	1,369
Notional amount — other	$17,689	12,000	4,000	—	—	33,689
Weighted average receive rate (a)	6.55%	3.37	4.57	5.08	1.84	4.72
Weighted average pay rate (a)	2.72%	3.02	3.02	3.07	4.58	3.03
Unrealized gain (loss)	$3	(59)	53	427	(2)	422

FAIR VALUE ASSET HEDGES
Notional amount — swaps—pay fixed	$—	26	86	544	1,740	2,396
Notional amount — other	$937	—	—	—	—	937
Weighted average receive rate (a)	—%	2.64	2.89	2.80	1.89	2.04
Weighted average pay rate (a)	—%	2.96	3.75	4.53	3.79	3.95
Unrealized gain (loss)	$9	1	2	11	1	24

CASH FLOW LIABILITY HEDGES
Notional amount — swaps—pay fixed	$7,339	11,907	13,416	4,511	3,711	40,884
Notional amount — other	$56,726	16,000	26,500	4,000	—	103,226
Weighted average receive rate (a)	3.07%	2.96	3.01	2.90	2.78	2.98
Weighted average pay rate (a)	2.57%	3.91	5.28	6.36	5.89	4.38
Unrealized gain (loss)	$(43)	61	(27)	(208)	(200)	(417)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps—receive fixed	$3,050	3,957	5,810	5,972	1,767	20,556
Notional amount — other	$4,925	—	—	—	—	4,925
Weighted average receive rate (a)	6.89%	6.34	5.15	5.11	5.32	5.64
Weighted average pay rate (a)	2.89%	3.11	2.87	3.05	2.77	2.96
Unrealized gain (loss)	$56	138	85	28	68	375

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at March 31, 2005.

     Activity related to risk management derivative financial instruments for the three months ended March 31, 2005, is presented below.

	March 31, 2005
	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2004	$57,438	166,238	223,676
Additions	48,318	31,655	79,973
Maturities and amortizations	(16,735)	(24,203)	(40,938)
Terminations	(7,695)	(100)	(7,795)
Redesignations and transfers to trading account assets	(2,001)	(3,999)	(6,000)

Balance, March 31, 2005	$79,325	169,591	248,916

NOTE 7: GUARANTEES

	March 31, 2005		December 31, 2004
		Maximum		Maximum
	Carrying	Risk of	Carrying	Risk of
(In millions)	Amount	Loss	Amount	Loss

Securities lending indemnifications	$—	52,368	—	48,879
Standby letters of credit	107	30,583	101	30,815
Liquidity agreements	1	6,554	1	7,568
Loans sold with recourse	40	5,110	39	5,238
Residual value guarantees on operating leases	10	626	9	629
Written put options	332	5,197	353	3,187
Contingent consideration	—	246	—	259

Total guarantees	$490	100,684	503	96,575